MEMORANDUM OF CHANGES
                 VAN KAMPEN EQUITY OPPORTUNITY TRUST, SERIES 108

         The Prospectus filed with Amendment No. 1 of the Registration Statement on Form S-6 has been revised to reflect information regarding the deposit of Van Kampen Equity Opportunity Trust, Series 108 on August 10, 1998. An effort has been made to set forth below each of the major changes from the material previously submitted and also to reflect the same by blacklining the marked counterparts of the Prospectus submitted with the Amendment.

 Cover Page.        The date of the Prospectus has been completed.

 Pages 2-3.         "The Summary of Essential Financial Information" section
                    and "Fee Table" have been completed.

 Pages 4-18.        The portfolios have been completed and various information has been updated.

 Pages 19-24.       The descriptions of the issuers of the Securities have
                    been revised.

 Pages 25-27.       The Report of Independent Certified Public Accountants and
                    Statements of Condition have been completed.

FILE NO.  333-58713
CIK #1025254

                       SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549-1004


                                 Amendment No. 1
                                       to
                                    Form S-6

For Registration under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2.


A.  Exact Name of Trust:        VAN KAMPEN EQUITY OPPORTUNITY TRUST, SERIES 108

B.  Name of Depositor:          VAN KAMPEN FUNDS INC.

C. Complete address of Depositor's principal executive offices:

                               One Parkview Plaza
                        Oakbrook Terrace, Illinois 60181

D. Name and complete address of agents for service:

 CHAPMAN AND CUTLER                         VAN KAMPEN FUNDS INC.
 Attention:  Mark J. Kneedy                 Attention:  Don G. Powell, Chairman
 111 West Monroe Street                     One Parkview Plaza
 Chicago, Illinois  60603                   Oakbrook Terrace, Illinois  60181


E. Title of securities being registered: Units of undivided beneficial interest

F. Approximate date of proposed sale to the public:


             AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THE
                             REGISTRATION STATEMENT

  / X /  Check box if it is proposed that this filing will become effective
  ----   at 2:00 p.m. on August 10, 1998 pursuant to Rule 487.

                       VAN KAMPEN EQUITY OPPORTUNITY TRUST
                                   SERIES 108

                              CROSS REFERENCE SHEET

                     PURSUANT TO RULE 404(C) OF REGULATION C
                        UNDER THE SECURITIES ACT OF 1933
                   (FORM N-8B-2 ITEMS REQUIRED BY INSTRUCTION
                         1 AS TO PROSPECTUS ON FORM S-6)

FORM N-8B-2                                                       FORM S-6
ITEM NUMBER                                                HEADING IN PROSPECTUS


I. ORGANIZATION AND GENERAL INFORMATION

 1.     (a)  Name of trust                  ) Prospectus Front Cover Page

        (b)  Title of securities issued     ) Prospectus Front Cover Page

 2.     Name and address of Depositor       ) Summary of Essential Financial
                                            ) Information
                                            ) Trust Administration

 3.     Name and address of Trustee         ) Summary of Essential Financial
                                            ) Information
                                            ) Trust Administration

 4.     Name and address of principal       ) *
          underwriter

 5.     Organization of trust               ) The Trusts

 6.     Execution and termination of        ) The Trusts
          Trust Indenture and Agreement     ) Trust Administration

 7.     Changes of Name                     ) *

 8.     Fiscal year                         ) *

 9.     Material Litigation                 ) *

        II. GENERAL DESCRIPTION OF THE TRUST AND SECURITIES OF THE TRUST

10.     General information regarding       ) The Trusts
          trust's securities and            ) Taxation
          rights of security holders        ) Public Offering
                                            ) Rights of Unitholders
                                            ) Trust Administration

11.     Type of securities comprising       ) Prospectus Front Cover Page
          units                             ) The Trusts
                                            ) Portfolios

12.     Certain information regarding       ) *
          periodic payment certificates     )

13.     (a) Loan, fees, charges and expenses) Prospectus Front Cover Page
                                            ) Summary of Essential Financial
                                            ) Information
                                            ) Trust Operating Expenses
                                            ) Public Offering
                                            ) Rights of Unitholders

        (b)  Certain information regarding  )
               periodic payment plan        ) *
               certificates                 )

        (c)  Certain percentages            ) Prospectus Front Cover Page
                                            ) Summary of Essential Financial
                                            ) Information
                                            )
                                            ) Public Offering
                                            ) Rights of Unitholders

        (d)  Certain other fees, expenses or) Trust Operating Expenses
               charges payable by holders   ) Rights of Unitholders

        (e)  Certain profits to be received ) Public Offering
               by depositor, principal      ) Portfolios
               underwriter, trustee or any  )
               affiliated persons           )

        (f)  Ratio of annual charges        ) *
               to income                    )

14.     Issuance of trust's securities      ) Rights of Unitholders

15.     Receipt and handling of payments    ) *
          from purchasers                   )

16.     Acquisition and disposition of      ) The Trusts
          underlying securities             ) Rights of Unitholders
                                            ) Trust Administration

17.     Withdrawal or redemption            ) Rights of Unitholders
                                            ) Trust Administration
18.     (a)  Receipt and disposition        ) Prospectus Front Cover Page
               of income                    ) Rights of Unitholders

        (b)  Reinvestment of distributions  ) *

        (c)  Reserves or special Funds      ) Trust Operating Expenses
                                            ) Rights of Unitholders
        (d)  Schedule of distributions      ) *

19.     Records, accounts and reports       ) Rights of Unitholders
                                            ) Trust Administration

20.     Certain miscellaneous provisions    ) Trust Administration
          of Trust Agreement                )

21.     Loans to security holders           ) *

22.     Limitations on liability            )
                                            ) Trust Administration
23.     Bonding arrangements                ) *

24.     Other material provisions of        ) *
        Trust Indenture Agreement           )

        III. ORGANIZATION, PERSONNEL AND AFFILIATED PERSONS OF DEPOSITOR

25.     Organization of Depositor           ) Trust Administration

26.     Fees received by Depositor          ) *

27.     Business of Depositor               ) Trust Administration

28.     Certain information as to           ) *
          officials and affiliated          )
          persons of Depositor              )

29.     Companies owning securities         ) *
          of Depositor                      )
30.     Controlling persons of Depositor    ) *

31.     Compensation of Officers of         ) *
          Depositor                         )

32.     Compensation of Directors           ) *

33.     Compensation to Employees           ) *

34.     Compensation to other persons       ) *

                 IV. DISTRIBUTION AND REDEMPTION OF SECURITIES

35.     Distribution of trust's securities  ) Public Offering
          by states                         )

36.     Suspension of sales of trust's      ) *
          securities                        )
37.     Revocation of authority to          ) *
          distribute                        )

38.     (a)  Method of distribution         )
                                            )
        (b)  Underwriting agreements        ) Public Offering
                                            )
        (c)  Selling agreements             )

39.     (a)  Organization of principal      ) *
               underwriter                  )

        (b)  N.A.S.D. membership by         ) *
               principal underwriter        )

40.     Certain fees received by            ) *
          principal underwriter             )

41.     (a)  Business of principal          ) Trust Administration
               underwriter                  )

        (b)  Branch offices or principal    ) *
               underwriter                  )

        (c)  Salesmen or principal          ) *
               underwriter                  )

42.     Ownership of securities of          ) *
          the trust                         )

43.     Certain brokerage commissions       ) *
        received by principal underwriter   )

44.     (a)  Method of valuation            ) Prospectus Front Cover Page
                                            ) Summary of Essential Financial
                                            ) Information
                                            ) Trust Operating Expenses
                                            ) Public Offering
        (b)  Schedule as to offering        ) *
               price                        )

        (c)  Variation in offering price    ) *
               to certain persons           )

46.     (a)  Redemption valuation           ) Rights of Unitholders
                                            ) Trust Administration
        (b)  Schedule as to redemption      ) *
               price                        )

47.     Purchase and sale of interests      ) Public Offering
          in underlying securities          ) Trust Administration

               V. INFORMATION CONCERNING THE TRUSTEE OR CUSTODIAN

48.     Organization and regulation of      ) Trust Administration
          Trustee                           )

49.     Fees and expenses of Trustee        ) Summary of Essential Financial
                                            ) Information
                                            ) Trust Operating Expenses

50.     Trustee's lien                      ) Trust Operating Expenses

         VI. INFORMATION CONCERNING INSURANCE OF HOLDERS OF SECURITIES

51.     Insurance of holders of trust's     ) Cover Page
          securities                        ) Trust Operating Expenses

52.     (a)  Provisions of trust agreement  )
               with respect to replacement  ) Trust Administration
               or elimination portfolio     )
               securities                   )

        (b)  Transactions involving         )
               elimination of underlying    ) *
               securities                   )

        (c)  Policy regarding substitution  )
               or elimination of underlying ) Trust Administration
               securities                   )

        (d)  Fundamental policy not         ) *
               otherwise covered            )

53.     Tax Status of trust                 ) Taxation

                   VII. FINANCIAL AND STATISTICAL INFORMATION

54.     Trust's securities during           ) *
          last ten years                    )

55.                                         )
56.     Certain information regarding       ) *
57.       periodic payment certificates     )
58.                                         )

59.     Financial statements (Instructions  ) Report of Independent Certified
          1(c) to Form S-6)                 ) Public Accountants
                                            ) Statements of Condition

----------------------------------------------
* Inapplicable, omitted, answer negative or not required


                                   VAN KAMPEN

VAN KAMPEN EQUITY OPPORTUNITY TRUST, SERIES 108


STRATEGIC TEN TRUST                            STRATEGIC PICKS OPPORTUNITY TRUST
United States Portfolio, August 1998 Series    August 1998 Series
United States Portfolio, August 1998
  Traditional Series

STRATEGIC FIVE TRUST                           EAFE STRATEGIC 20 TRUST
United States Portfolio, August 1998 Series    August 1998 Series
United States Portfolio, August 1998
  Traditional Series                           EURO STRATEGIC 20 TRUST
                                               August 1998 Series

--------------------------------------------------------------------------------

   Van Kampen Equity Opportunity Trust, Series 108 includes the unit investment trusts described above (the "Trusts"). Each Trust uses a refined indexing strategy that seeks to identify a diversified portfolio of well-known, undervalued stocks. Each Trust seeks to provide above-average total return by increasing the value of your Units and providing dividend income. Of course, we cannot guarantee that a Trust will achieve its objective.

    A TRUST WILL REDEEM YOUR UNITS AUTOMATICALLY ON SEPTEMBER 14, 1999 UNLESS YOU ELECT IN WRITING TO HOLD UNITS THROUGH TRUST TERMINATION (AUGUST 8, 2000).


    The Units are not deposits or obligations of any bank or government agency and are not guaranteed.

                                 AUGUST 10, 1998

       YOU SHOULD READ THIS PROSPECTUS AND RETAIN IT FOR FUTURE REFERENCE.

--------------------------------------------------------------------------------

    The Securities and Exchange Commission has not approved or disapproved of the Units or passed upon the adequacy or accuracy of this prospectus. Any contrary representation is a criminal offense.

                   SUMMARY OF ESSENTIAL FINANCIAL INFORMATION
                                 AUGUST 10, 1998

                                                                                      EAFE
                                                                                    AND EURO
                                                            TRADITIONAL             STRATEGIC                 OTHER
PUBLIC OFFERING PRICE                                         TRUSTS                20 TRUSTS                TRUSTS
                                                           ------------           ------------            ------------
Aggregate value of Securities per Unit (1)                  $    9.725            $     9.900              $    9.900
Sales charge (2)                                                 0.275                  0.295                   0.275
   Less deferred sales charge                                       --                  0.195                   0.175
Public Offering Price per Unit (3)                          $   10.000            $    10.000              $   10.000


GENERAL INFORMATION

Initial Date of Deposit August 10, 1998 Mandatory Termination Date August 8, 2000 Rollover Notification Dates August 16, 1999 and July 10, 2000 Special Redemption Dates September 14, 1999 and August 8, 2000 Record Dates February 10 and October 10 Distribution Dates February 25 and October 25

                                                             ESTIMATED        ESTIMATED                       ESTIMATED
                              INITIAL        AGGREGATE        INITIAL          ANNUAL         REDEMPTION   ORGANIZATIONAL
                              NUMBER OF       VALUE OF      DISTRIBUTION      DIVIDENDS        PRICE PER      COSTS PER
TRUST INFORMATION             UNITS (4)    SECURITIES (1)   PER UNIT (5)    PER UNIT (5)       UNIT (6)       UNIT (1)
                            ------------   --------------   -------------   -------------    -------------  -------------
Strategic Ten United
  States Trust                    14,968   $      148,180   $         .14   $      .27087   $       9.725   $     .01236
Strategic Ten United States
    Traditional Trust             14,967   $      145,548   $         .13   $      .26608   $       9.725   $     .04130
Strategic Five United
  States Trust                    14,956   $      148,061   $         .13   $      .26130   $       9.725   $     .01278
Strategic Five United States
    Traditional Trust             14,953   $      145,415   $         .13   $      .25666   $       9.725   $     .04652
Strategic Picks
  Opportunity Trust               15,029   $      148,781   $         .11   $      .21397   $       9.725   $     .01619
EAFE Strategic 20 Trust           24,869   $      246,196   $         .17   $      .44295   $       9.700   $     .02051
Euro Strategic 20 Trust           25,182   $      249,301   $         .06   $      .26521   $       9.700   $     .05015


(1)Each Security is valued at the last closing sale price on its principal trading exchange or, if not listed, at the last asked price on the day before the Initial Date of Deposit. You will bear all or a portion of the expenses incurred in organizing and offering your Trust. The Public Offering Price includes the estimated amount of these costs. The Trustee will deduct these expenses from your Trust at the end of the initial offering period. The estimated amount is described above and is included in the Costs Over Time" on the next page.
(2)This is the maximum first year sales charge. The total sales charge is described in the "Fee Table".
(3)The Public Offering Price will include any accumulated dividends or cash in the Income or Capital Accounts of a Trust.
(4)At the Evaluation Time on the day after the Initial Date of Deposit, the number of Units may be adjusted so that the Public Offering Price per Unit equals $10. The number of Units and fractional interest of each Unit in a Trust will increase or decrease to the extent of any adjustment.
(5)This estimate is based on the most recently declared quarterly dividends or interim and final dividends accounting for any foreign withholding taxes. Actual dividends may vary due to a variety of factors. See "Risk Factors".
(6)Units redeemed before the first Special Redemption Date will be charged the remaining first year deferred sales charge. See "Rights of Unitholders--Redemption of Units". The redemption price includes the estimated organizational and offering costs. The redemption price will not include these costs after the initial offering period.

                                    FEE TABLE
                                                                                           EAFE
                                                                                         AND EURO
                                                                      TRADITIONAL      STRATEGIC 20      OTHER
               TRANSACTION FEES (AS % OF OFFERING PRICE)                TRUSTS            TRUSTS        TRUSTS
                                                                      ----------        ----------      ------

               Initial Sales Charge (1).............................     2.75%             1.00%        1.00 %
               Deferred Sales Charge (2)(3).........................     0.00%             1.95%        1.75 %
                                                                       -------            ------        ------
               Sales Charge (3).....................................     2.75%             2.95%        2.75 %
                                                                       =======            ======        ======
               Maximum sales charge on reinvested dividends.........     1.75%             1.95%        1.75 %
                                                                       =======            ======        ======



                                                          TRUSTEE'S       SUPERVISORY      ESTIMATED
                                                            FEE AND           AND            ANNUAL
                                                          OPERATING        EVALUATION       EXPENSES
ESTIMATED ANNUAL EXPENSES PER UNIT                         EXPENSES           FEES          PER UNIT
                                                        --------------   -------------    ------------
Strategic Ten United States Trust                       $      0.00782   $     0.00500    $    0.01282
Strategic Ten United States Traditional Trust           $      0.01003   $     0.00500    $    0.01503
Strategic Five United States Trust                      $      0.00812   $     0.00500    $    0.01312
Strategic Five United States Traditional Trust          $      0.01211   $     0.00500    $    0.01711
Strategic Picks Opportunity Trust                       $      0.01107   $     0.00500    $    0.01607
EAFE Strategic 20 Trust                                 $      0.01308   $     0.00500    $    0.01808
Euro Strategic 20 Trust                                 $      0.01391   $     0.00500    $    0.01891

ESTIMATED COSTS OVER TIME (4)                              ONE YEAR       THREE YEARS     FIVE YEARS         TEN YEARS
                                                        --------------   -------------   -------------    --------------
Strategic Ten United States Trust                       $          30    $         71          N/A              N/A
Strategic Ten United States Traditional Trust           $          33    $         81          N/A              N/A
Strategic Five United States Trust                      $          30    $         71          N/A              N/A
Strategic Five United States Traditional Trust          $          34    $         83          N/A              N/A
Strategic Picks Opportunity Trust                       $          30    $         71          N/A              N/A
EAFE Strategic 20 Trust                                 $          33    $         81          N/A              N/A
Euro Strategic 20 Trust                                 $          36    $         90          N/A              N/A


   This fee table is intended to assist you in understanding the costs that you will bear and to present a comparison of fees. The "Estimated Costs Over Time" example illustrates the expenses you would pay on a $1,000 investment assuming a 5% annual return and redemption at the end of each period. This example assumes that you roll your investment over each year into a new series of the Trust and that all distributions are reinvested at the end of each year. Of course, you should not consider this example a representation of actual past or future expenses or annual rate of return which may differ from those assumed for this example. The sales charge and expenses are described under "Public Offering" and "Trust Operating Expenses".

--------------------------------------------------------------------------------

(1)The Initial Sales Charge is the difference between the Sales Charge and the Deferred Sales Charge. No deferred sales charge is imposed on Traditional Trusts during the first year.
(2)This is the deferred sales charge imposed during a Trust's first year and is actually equal to $0.175 per Unit ($0.195 per Unit for the EAFE and Euro Strategic 20 Trusts). This amount will exceed the percentage above if the Public Offering Price per Unit falls below $10 and will be less than the percentage above if the Public Offering Price per Unit exceeds $10. The first year deferred sales charge accrues daily and is assessed from October 13, 1998 through August 13, 1999.
(3)Unitholders of all Trusts who elect to hold Units after the first Special Redemption Date will pay a deferred sales charge. This deferred sales charge is equal to $0.17 per Unit for the EAFE and Euro Strategic 20 Trusts and $0.15 per Unit for all other Trusts. Accordingly, the total sales charge over a two-year period would be 4.65% of the Public Offering Price for the EAFE and Euro Strategic 20 Trusts and 4.25% of the Public Offering Price for all other Trusts. The second year deferred sales charge is assessed on September 15, 1999 for the Traditional Trusts and for all other Trusts the second year deferred sales charge accrues daily and is assessed from October 12, 1999 through June 12, 2000.

(4)These examples include the estimated expenses incurred in establishing and offering your Trust. The amount of these expenses is described on the preceding page.


STRATEGIC TEN TRUST UNITED STATES PORTFOLIO, AUGUST 1998 SERIES

    The Trust follows a simple investment strategy: Buy the ten highest dividend-yielding stocks in the Dow Jones Industrial Average and hold them for about one year. On September 14, 1999, you can elect one of three options:

   One Year Strategy: Continue to follow the strategy by redeeming your Units and reinvesting the proceeds in a new trust portfolio, if available.

   Two Year Strategy: Elect to hold your Units for the full two-year term of the current Trust. On August 8, 2000, you may elect to reinvest your termination proceeds into a new trust portfolio, if available.

   Redemption:        If you do not make an election, the Trustee will redeem
                      your Units. You will receive a cash distribution of your share of the Trust's assets.

[CHART APPEARS HERE]

   The Trust is designed as part of a long-term investment strategy. You may achieve more consistent overall results by following the strategy over several years. For more information see "Special Redemption and Rollover".

   This Trust and the Strategic Ten Trust United States Traditional Trust offer the same investment strategy in two separate portfolios with different sales charge structures. While each Trust initially holds stocks of the same issuers, the performance of each Trust will differ and the actual composition of each portfolio may differ.

PORTFOLIO
----------------------------------------------------------------------------------------------------------------
                                                                               CURRENT             COST OF
NUMBER                                                    MARKET VALUE         DIVIDEND            SECURITIES
OF SHARES       NAME OF ISSUER (1)                        PER SHARE (2)        YIELD (3)           TO TRUST (2)
----------      -----------------------------------       ---------------      -----------         -------------
       256      AT&T Corporation                           $       58.313         2.26%             $  14,928.00
       314      Caterpillar, Inc.                                  47.500         2.53                 14,915.00
       189      Chevron Corporation                                77.375         3.15                 14,623.88
       229      DuPont (E.I.) de Nemours and Company               63.000         2.22                 14,427.00
       221      Exxon Corporation                                  66.938         2.45                 14,793.19
       209      General Motors Corporation                         71.188         2.81                 14,878.19
       340      International Paper Company                        43.250         2.31                 14,705.00
       121      J.P. Morgan & Company, Inc.                       123.500         3.08                 14,943.50
       192      Minnesota Mining & Manufacturing Company           78.250         2.81                 15,024.00
       347      Philip Morris Companies, Inc.                      43.063         3.72                 14,942.69
 ----------                                                                                         ------------
     2,418                                                                                          $ 148,180.45
==========                                                                                          ============

See "Notes to Portfolios".

HYPOTHETICAL STRATEGY PERFORMANCE

   The table on the opposite page compares the hypothetical total return of stocks selected using the Trust's investment strategy (the "DJIA Ten") with the stocks in the Dow Jones Industrial Average ("DJIA"). Total return includes any dividends paid on the stocks together with any increase or decrease in the value of the stocks. The One Year Strategy illustrates a hypothetical investment in the DJIA Ten at the beginning of each year -- similar to buying Units of the Trust, redeeming them after one year and reinvesting the proceeds in a new trust portfolio each year. The Two Year Strategy illustrates a hypothetical investment in the DJIA Ten at the beginning of every other year and holding those stocks for two years -- similar to buying Units of the Trust, holding them for two years until the Trust terminates and reinvesting the proceeds in a new trust portfolio at termination.

   These hypothetical returns are not actual past performance of the Trust or prior series and do not reflect the sales charge or expenses you will pay. Of course, these hypothetical returns are not guarantees of future results and the value of your Units will fluctuate. For more information about the total return calculations, see "Notes to Hypothetical Performance Tables".

                                            HYPOTHETICAL AVERAGE ANNUAL TOTAL RETURN
-----------------------------------------------------------------------------------------------------------------------
                              ONE YEAR STRATEGY                                             TWO YEAR STRATEGY
                                                                                   TWO YEAR
                                                                                 PERIOD ENDED
  YEAR       DJIA TEN       DJIA         YEAR        DJIA TEN         DJIA        DECEMBER 31      DJIA TEN      DJIA
  ----       --------     --------       ----        --------         -----      -------------     --------     ------
  1973          3.96%     (13.16)%       1986           35.77%        26.92%       1974             (4.70)%     (18.34)%
  1974         (0.72)     (23.21)        1987            5.93          6.02        1976             51.22        33.17
  1975         56.52       44.48         1988           24.75         15.95        1978              3.53        (5.32)
  1976         34.93       22.75         1989           25.08         31.71        1980             20.25        15.84
  1977         (1.75)     (12.70)        1990           (7.57)        (0.58)       1982             16.85        10.23
  1978          0.12        2.69         1991           34.86         23.93        1984             23.59        12.70
  1979         12.37       10.52         1992            7.85          7.35        1986             29.41        29.82
  1980         27.23       21.41         1993           26.93         16.74        1988             14.63        10.87
  1981          7.52       (3.40)        1994            4.12          4.95        1990             10.43        14.43
  1982         26.03       25.79         1995           36.58         36.49        1992             26.30        15.34
  1983         38.75       25.65         1996           28.05         28.58        1994             16.76        10.69
  1984         11.82        1.08         1997           21.98         24.78        1996             34.30        32.48
  1985         29.45       32.78         1998 thru 6/30  7.81         14.14        1998 thru 6/30   19.62        26.77

See "Notes to Hypothetical Performance Tables".

STRATEGIC TEN TRUST UNITED STATES PORTFOLIO, AUGUST 1998 TRADITIONAL SERIES

    The Trust follows a simple investment strategy: Buy the ten highest dividend-yielding stocks in the Dow Jones Industrial Average and hold them for about one year. On September 14, 1999, you can elect one of three options: One Year Strategy: Continue to follow the strategy by redeeming your Units and reinvesting the proceeds in a new trust portfolio, if available.

   Two Year Strategy: Elect to hold your Units for the full two-year term of the current Trust. On August 8, 2000, you may elect to reinvest your termination proceeds into a new trust portfolio, if available.

   Redemption:        If you do not make an election, the Trustee will redeem
                      your Units. You will receive a cash distribution of your share of the Trust's assets.

[CHART APPEARS HERE]

   The Trust is designed as part of a long-term investment strategy. You may achieve more consistent overall results by following the strategy over several years. For more information see "Special Redemption and Rollover".

   This Trust and the Strategic Ten Trust United States Trust offer the same investment strategy in two separate portfolios with different sales charge structures. While each Trust initially holds stocks of the same issuers, the performance of each Trust will differ and the actual composition of each portfolio may differ.

PORTFOLIO
----------------------------------------------------------------------------------------------------------------
                                                                               CURRENT             COST OF
NUMBER                                                    MARKET VALUE         DIVIDEND            SECURITIES
OF SHARES       NAME OF ISSUER (1)                        PER SHARE (2)        YIELD (3)           TO TRUST (2)
----------      -----------------------------------       ---------------      -----------         -------------
       252      AT&T Corporation                           $       58.313         2.26%             $   14,694.75
       308      Caterpillar, Inc.                                  47.500         2.53                  14,630.00
       186      Chevron Corporation                                77.375         3.15                  14,391.75
       225      DuPont (E.I.) de Nemours and Company               63.000         2.22                  14,175.00
       217      Exxon Corporation                                  66.938         2.45                  14,525.44
       205      General Motors Corporation                         71.188         2.81                  14,593.44
       334      International Paper Company                        43.250         2.31                  14,445.50
       119      J.P. Morgan & Company, Inc.                       123.500         3.08                  14,696.50
       188      Minnesota Mining & Manufacturing Company           78.250         2.81                  14,711.00
       341      Philip Morris Companies, Inc.                      43.063         3.72                  14,684.31
----------                                                                                          -------------
     2,375                                                                                          $  145,547.69
==========                                                                                          =============

See "Notes to Portfolios".

HYPOTHETICAL STRATEGY PERFORMANCE

   The table on the opposite page compares the hypothetical total return of stocks selected using the Trust's investment strategy (the "DJIA Ten") with the stocks in the Dow Jones Industrial Average ("DJIA"). Total return includes any dividends paid on the stocks together with any increase or decrease in the value of the stocks. The One Year Strategy illustrates a hypothetical investment in the DJIA Ten at the beginning of each year -- similar to buying Units of the Trust, redeeming them after one year and reinvesting the proceeds in a new trust portfolio each year. The Two Year Strategy illustrates a hypothetical investment in the DJIA Ten at the beginning of every other year and holding those stocks for two years -- similar to buying Units of the Trust, holding them for two years until the Trust terminates and reinvesting the proceeds in a new trust portfolio at termination.

   These hypothetical returns are not actual past performance of the Trust or prior series and do not reflect the sales charge or expenses you will pay. Of course, these hypothetical returns are not guarantees of future results and the value of your Units will fluctuate. For more information about the total return calculations, see "Notes to Hypothetical Performance Tables".

                                            HYPOTHETICAL AVERAGE ANNUAL TOTAL RETURN
-----------------------------------------------------------------------------------------------------------------------
                              ONE YEAR STRATEGY                                             TWO YEAR STRATEGY
                                                                                   TWO YEAR
                                                                                 PERIOD ENDED
  YEAR       DJIA TEN       DJIA         YEAR        DJIA TEN         DJIA        DECEMBER 31      DJIA TEN      DJIA
  ----       --------     --------       ----        --------         -----      -------------     --------     ------

  1973          3.96%     (13.16)%       1986           35.77%        26.92%       1974             (4.70)%     (18.34)%
  1974         (0.72)     (23.21)        1987            5.93          6.02        1976             51.22        33.17
  1975         56.52       44.48         1988           24.75         15.95        1978              3.53        (5.32)
  1976         34.93       22.75         1989           25.08         31.71        1980             20.25        15.84
  1977         (1.75)     (12.70)        1990           (7.57)        (0.58)       1982             16.85        10.23
  1978          0.12        2.69         1991           34.86         23.93        1984             23.59        12.70
  1979         12.37       10.52         1992            7.85          7.35        1986             29.41        29.82
  1980         27.23       21.41         1993           26.93         16.74        1988             14.63        10.87
  1981          7.52       (3.40)        1994            4.12          4.95        1990             10.43        14.43
  1982         26.03       25.79         1995           36.58         36.49        1992             26.30        15.34
  1983         38.75       25.65         1996           28.05         28.58        1994             16.76        10.69
  1984         11.82        1.08         1997           21.98         24.78        1996             34.30        32.48
  1985         29.45       32.78         1998 thru 6/30  7.81         14.14        1998 thru 6/30   19.62        26.77

See "Notes to Hypothetical Performance Tables".

STRATEGIC FIVE TRUST UNITED STATES PORTFOLIO, AUGUST 1998 SERIES

    The Trust follows a simple investment strategy: Select the ten highest dividend-yielding stocks in the Dow Jones Industrial Average. Eliminate the stock with the lowest share price. Of the remaining stocks, buy the five with the lowest share price and hold them for about one year. On September 14, 1999, you can elect one of three options:

   One Year Strategy: Continue to follow the strategy by redeeming your Units and reinvesting the proceeds in a new trust portfolio, if available.

   Two Year Strategy: Elect to hold your Units for the full two-year term of the current Trust. On August 8, 2000, you may elect to reinvest your termination proceeds into a new trust portfolio, if available.

   Redemption:        If you do not make an election, the Trustee will redeem
                      your Units. You will receive a cash distribution of your share of the Trust's assets.

[CHART APPEARS HERE]

   The Trust is designed as part of a long-term investment strategy. You may achieve more consistent overall results by following the strategy over several years. For more information see "Special Redemption and Rollover".

   This Trust and the Strategic Five Trust United States Traditional Trust offer the same investment strategy in two separate portfolios with different sales charge structures. While each Trust initially holds stocks of the same issuers, the performance of each Trust will differ and the actual composition of each portfolio may differ.

PORTFOLIO
----------------------------------------------------------------------------------------------------------------
                                                                               CURRENT             COST OF
NUMBER                                                    MARKET VALUE         DIVIDEND            SECURITIES
OF SHARES       NAME OF ISSUER (1)                        PER SHARE (2)        YIELD (3)           TO TRUST (2)
----------      -----------------------------------       ---------------      -----------         -------------
       513      AT&T Corporation                           $       58.313         2.26%             $   29,914.31
       626      Caterpillar, Inc.                                  47.500         2.53                  29,735.00
       458      DuPont (E.I.) de Nemours and Company               63.000         2.22                  28,854.00
       442      Exxon Corporation                                  66.938         2.45                  29,586.38
       696      Philip Morris Companies, Inc.                      43.063         3.72                  29,971.50
----------                                                                                          -------------
     2,735                                                                                          $  148,061.19
==========                                                                                          =============

See "Notes to Portfolios".

HYPOTHETICAL STRATEGY PERFORMANCE

   The table on the opposite page compares the hypothetical total return of stocks selected using the Trust's investment strategy (the "DJIA Five") with the stocks in the Dow Jones Industrial Average ("DJIA"). Total return includes any dividends paid on the stocks together with any increase or decrease in the value of the stocks. The One Year Strategy illustrates a hypothetical investment in the DJIA Five at the beginning of each year -- similar to buying Units of the Trust, redeeming them after one year and reinvesting the proceeds in a new trust portfolio each year. The Two Year Strategy illustrates a hypothetical investment in the DJIA Five at the beginning of every other year and holding those stocks for two years -- similar to buying Units of the Trust, holding them for two years until the Trust terminates and reinvesting the proceeds in a new trust portfolio at termination.

   These hypothetical returns are not actual past performance of the Trust or prior series and do not reflect the sales charge or expenses you will pay. Of course, these hypothetical returns are not guarantees of future results and the value of your Units will fluctuate. For more information about the total return calculations, see "Notes to Hypothetical Performance Tables".

                                            HYPOTHETICAL AVERAGE ANNUAL TOTAL RETURN
-----------------------------------------------------------------------------------------------------------------------
                              ONE YEAR STRATEGY                                             TWO YEAR STRATEGY
                                                                                   TWO YEAR
                                                                                 PERIOD ENDED
  YEAR       DJIA TEN       DJIA         YEAR        DJIA TEN         DJIA        DECEMBER 31      DJIA TEN      DJIA
  ----       --------     --------       ----        --------         -----      -------------     --------     ------
  1973         18.58%     (13.16)%       1986           36.10%        26.92%       1974              2.99%      (18.34)%
  1974          0.56      (23.21)        1987           (2.75)         6.02        1976             52.83        33.17
  1975         64.54       44.48         1988           22.65         15.95        1978             (0.07)       (5.32)
  1976         39.29       22.75         1989           10.49         31.71        1980             32.71        15.84
  1977         (4.82)     (12.70)        1990          (20.71)        (0.58)       1982             13.72        10.23
  1978          0.76        2.69         1991           56.02         23.93        1984             24.04        12.70
  1979         19.86       10.52         1992           24.96          7.35        1986             37.09        29.82
  1980         32.33       21.41         1993           38.67         16.74        1988             10.41        10.87
  1981          3.15       (3.40)        1994            3.33          4.95        1990              0.62        14.43
  1982         48.11       25.79         1995           42.57         36.49        1992             41.48        15.34
  1983         43.50       25.65         1996           32.06         28.58        1994             23.40        10.69
  1984         11.60        1.08         1997           27.68         24.78        1996             36.16        32.48
  1985         37.00       32.78         1998 thru 6/30 13.24         14.14        1998 thru 6/30   29.87        26.77

See "Notes to Hypothetical Performance Tables".

STRATEGIC FIVE TRUST UNITED STATES PORTFOLIO, AUGUST 1998 TRADITIONAL SERIES

   The Trust follows a simple investment strategy: Select the ten highest dividend-yielding stocks in the Dow Jones Industrial Average. Eliminate the stock with the lowest share price. Of the remaining stocks, buy the five with the lowest share price and hold them for about one year. On September 14, 1999, you can elect one of three options:

   One Year Strategy: Continue to follow the strategy by redeeming your Units and reinvesting the proceeds in a new trust portfolio, if available.

   Two Year Strategy: Elect to hold your Units for the full two-year term of the current Trust. On August 8, 2000, you may elect to reinvest your termination proceeds into a new trust portfolio, if available.

   Redemption:        If you do not make an election, the Trustee will redeem
                      your Units. You will receive a cash distribution of your share of the Trust's assets.

[CHART APPEARS HERE]

   The Trust is designed as part of a long-term investment strategy. You may achieve more consistent overall results by following the strategy over several years. For more information see "Special Redemption and Rollover".

   This Trust and the Strategic Five Trust United States Trust offer the same investment strategy in two separate portfolios with different sales charge structures. While each Trust initially holds stocks of the same issuers, the performance of each Trust will differ and the actual composition of each portfolio may differ.

PORTFOLIO
----------------------------------------------------------------------------------------------------------------
                                                                               CURRENT             COST OF
NUMBER                                                    MARKET VALUE         DIVIDEND            SECURITIES
OF SHARES       NAME OF ISSUER (1)                        PER SHARE (2)        YIELD (3)           TO TRUST (2)
----------      -----------------------------------       ---------------      -----------         -------------
       504      AT&T Corporation                           $       58.313         2.26%             $   29,389.50
       615      Caterpillar, Inc.                                  47.500         2.53                  29,212.50
       450      DuPont (E.I.) de Nemours and Company               63.000         2.22                  28,350.00
       434      Exxon Corporation                                  66.938         2.45                  29,050.88
       683      Philip Morris Companies, Inc.                      43.063         3.72                  29,411.69
----------                                                                                          -------------
     2,686                                                                                          $  145,414.57
==========                                                                                          =============

See "Notes to Portfolios".

HYPOTHETICAL STRATEGY PERFORMANCE

   The table on the opposite page compares the hypothetical total return of stocks selected using the Trust's investment strategy (the "DJIA Five") with the stocks in the Dow Jones Industrial Average ("DJIA"). Total return includes any dividends paid on the stocks together with any increase or decrease in the value of the stocks. The One Year Strategy illustrates a hypothetical investment in the DJIA Five at the beginning of each year -- similar to buying Units of the Trust, redeeming them after one year and reinvesting the proceeds in a new trust portfolio each year. The Two Year Strategy illustrates a hypothetical investment in the DJIA Five at the beginning of every other year and holding those stocks for two years -- similar to buying Units of the Trust, holding them for two years until the Trust terminates and reinvesting the proceeds in a new trust portfolio at termination.

   These hypothetical returns are not actual past performance of the Trust or prior series and do not reflect the sales charge or expenses you will pay. Of course, these hypothetical returns are not guarantees of future results and the value of your Units will fluctuate. For more information about the total return calculations, see "Notes to Hypothetical Performance Tables".

                                            HYPOTHETICAL AVERAGE ANNUAL TOTAL RETURN
-----------------------------------------------------------------------------------------------------------------------
                              ONE YEAR STRATEGY                                             TWO YEAR STRATEGY
                                                                                   TWO YEAR
                                                                                 PERIOD ENDED
  YEAR       DJIA FIVE       DJIA         YEAR       DJIA FIVE         DJIA        DECEMBER 31      DJIA FIVE     DJIA
  ----       ---------    --------       ----        --------         ------     -------------      --------     ------
  1973         18.58%     (13.16)%       1986           36.10%        26.92%       1974              2.99%      (18.34)%
  1974          0.56      (23.21)        1987           (2.75)         6.02        1976             52.83        33.17
  1975         64.54       44.48         1988           22.65         15.95        1978             (0.07)       (5.32)
  1976         39.29       22.75         1989           10.49         31.71        1980             32.71        15.84
  1977         (4.82)     (12.70)        1990          (20.71)        (0.58)       1982             13.72        10.23
  1978          0.76        2.69         1991           56.02         23.93        1984             24.04        12.70
  1979         19.86       10.52         1992           24.96          7.35        1986             37.09        29.82
  1980         32.33       21.41         1993           38.67         16.74        1988             10.41        10.87
  1981          3.15       (3.40)        1994            3.33          4.95        1990              0.62        14.43
  1982         48.11       25.79         1995           42.57         36.49        1992             41.48        15.34
  1983         43.50       25.65         1996           32.06         28.58        1994             23.40        10.69
  1984         11.60        1.08         1997           27.68         24.78        1996             36.16        32.48
  1985         37.00       32.78         1998 thru 6/30 13.24         14.14        1998 thru 6/30   29.87        26.77

See "Notes to Hypothetical Performance Tables".

STRATEGIC PICKS OPPORTUNITY TRUST, AUGUST 1998 SERIES

   The Trust follows a simple investment strategy: Beginning with the MSCI USA Index, remove all stocks of financial and utility companies and stocks in the Dow Jones Industrial Average. Screen this pool of stocks to include only those companies with positive one-and three-year sales and earnings growth and two years of positive dividend growth. Rank the remaining stocks by annual trading volume and select the top 75%. Buy the ten highest dividend-yielding stocks in this "Strategic Picks Subset" and hold them for about one year.

On September 14, 1999, you can elect one of three options:

   One Year Strategy: Continue to follow the strategy by redeeming your Units and reinvesting the proceeds in a new trust portfolio, if available.

   Two Year Strategy: Elect to hold your Units for the full two-year term of the current Trust. On August 8, 2000, you may elect to reinvest your termination proceeds into a new trust portfolio, if available.

   Redemption:        If you do not make an election, the Trustee will redeem
                      your Units. You will receive a cash distribution of your share of the Trust's assets.

[CHART APPEARS HERE]

   The Trust is designed as part of a long-term investment strategy. You may achieve more consistent overall results by following the strategy over several years. For more information see "Special Redemption and Rollover".

PORTFOLIO
----------------------------------------------------------------------------------------------------------------
                                                                               CURRENT             COST OF
NUMBER                                                    MARKET VALUE         DIVIDEND            SECURITIES
OF SHARES       NAME OF ISSUER (1)                        PER SHARE (2)        YIELD (3)           TO TRUST (2)
----------      -----------------------------------       ---------------      -----------         -------------
       445      Air Products and Chemicals, Inc.           $       33.750         2.01%             $  15,018.75
       293      American Home Products Corporation                 51.438         1.67                 15,071.19
       252      Chrysler Corporation                                58.750        2.72                 14,805.00
       358      Deere & Company                                    42.188         2.09                 15,103.13
       440      Genuine Parts Company                              33.938         2.95                 14,932.50
       226      May Department Stores Company                      64.500         1.97                 14,577.00
       373      SBC Communications, Inc.                           39.063         2.39                 14,570.31
       644      Sysco Corporation                                  23.125         1.56                 14,892.50
       208      Textron, Inc.                                      71.250         1.60                 14,820.00
       474      USX-Marathon Group                                 31.625         2.66                 14,990.25
----------                                                                                          -------------
     3,713                                                                                          $ 148,780.63
==========                                                                                          =============

See "Notes to Portfolios".

HYPOTHETICAL STRATEGY PERFORMANCE

   The table on the opposite page compares the hypothetical total return of stocks selected using the Trust's investment strategy (the "Strategy Stocks") with the stocks in the MSCI USA Index. Total return includes any dividends paid on the stocks together with any increase or decrease in the value of the stocks. The One Year Strategy illustrates a hypothetical investment in the Strategy Stocks at the beginning of each year -- similar to buying Units of the Trust, redeeming them after one year and reinvesting the proceeds in a new trust portfolio each year. The Two Year Strategy illustrates a hypothetical investment in the Strategy Stocks at the beginning of every other year and holding those stocks for two years -- similar to buying Units of the Trust, holding them for two years until the Trust terminates and reinvesting the proceeds in a new trust portfolio at termination.

   These hypothetical returns are not actual past performance of the Trust or prior series and do not reflect the sales charge or expenses you will pay. Of course, these hypothetical returns are not guarantees of future results and the value of your Units will fluctuate. For more information about the total return calculations, see "Notes to Hypothetical Performance Tables".

                    HYPOTHETICAL AVERAGE ANNUAL TOTAL RETURN
-----------------------------------------------------------------------------------------------------------------------
                              ONE YEAR STRATEGY                                             TWO YEAR STRATEGY
                                                                                   TWO YEAR
             STRATEGY      MSCIUSA                   STRATEGY        MSCIUSA       PERIOD ENDED      STRATEGY     MSCIUSA
  YEAR        STOCKS        INDEX        YEAR         STOCKS          INDEX         DECEMBER 31       STOCKS       INDEX
  ----       --------      -------       ----        --------        -------       ------------      --------     -------
  1978         13.26%       6.00%        1989           31.87%        30.21%       1979                12.07%        9.86%
  1979         17.00        13.86        1990            0.52         (1.89)       1981                22.24        11.13
  1980         40.64        27.97        1991           47.88         30.17        1983                30.59        20.62
  1981          5.09        (3.50)       1992            2.26          7.06        1985                23.43        17.70
  1982         39.84        20.13        1993            7.32          9.82        1987                21.44        10.54
  1983         17.66        21.11        1994            9.91          2.05        1989                22.15        22.55
  1984         10.89         5.71        1995           38.10         37.04        1991                11.27        13.01
  1985         46.11        31.04        1996           23.90         23.36        1993                 0.49         8.43
  1986         34.86        17.02        1997           28.64         33.35        1995                21.47        18.26
  1987         11.38         4.41        1998 thru 6/30 14.05         17.14        1997                25.15        28.26
  1988         16.05        15.34                                                  1998 thru 6/30      25.41        33.64

See "Notes to Hypothetical Performance Tables".

EAFE STRATEGIC 20 TRUST, AUGUST 1998 SERIES

   The Trust follows a simple investment strategy:
Begin with the stocks in the Morgan Stanley Capital International Europe, Australasia and Far East Index, one of the most widely-used benchmarks for international investing. Screen these stocks to include only those companies with positive one- and three-year sales and earnings growth and three years of positive dividend growth. Rank the remaining stocks by market capitalization and select the top 75%. Buy the twenty highest dividend-yielding stocks in this SM Subset" and hold them for about one year. On September 14, 1999, you can elect one of three options:

   One Year Strategy: Continue to follow the strategy by redeeming your Units and reinvesting the proceeds in a new trust portfolio, if available.

   Two Year Strategy: Elect to hold your Units for the full two-year term of the current Trust. On August 8, 2000, you may elect to reinvest your termination proceeds into a new trust portfolio, if available.

   Redemption:        If you do not make an election, the Trustee will redeem
                      your Units. You will receive a cash distribution of your share of the Trust's assets.

[CHART APPEARS HERE]

   The Trust is designed as part of a long-term investment strategy. You may achieve more consistent overall results by following the strategy over several years. For more information see "Special Redemption and Rollover".

PORTFOLIO
----------------------------------------------------------------------------------------------------------------
                                                                               CURRENT             COST OF
NUMBER                                                    MARKET VALUE         DIVIDEND            SECURITIES
OF SHARES       NAME OF ISSUER (1)                        PER SHARE (2)        YIELD (3)           TO TRUST (2)
----------      -----------------------------------       ---------------      -----------         -------------
     1,989      Australian Gas and Light Company, Limited  $        6.306         3.16%             $  12,541.74
     3,000      CLP Holdings, Limited                               4.219         4.71                 12,658.39
        39      Electrabel SA                                     325.109         3.48                 12,679.25
        62      Eridania Beghin-Say SA                            199.497         2.50                 12,368.82
     5,514      Fiat Spa                                            2.267         2.75                 12,499.34
     4,590      FKI Plc                                             2.649         4.62                 12,157.90
     7,200      Hong Kong Telecommunications, Limited               1.658         6.63                 11,938.37
    12,000      HongKong & China Gas Company, Limited               1.000         4.11                 12,000.31
     3,000      Hunthinson Whampoa, Limited                         4.207         4.85                 12,619.68
     1,691      Next Plc                                            7.139         4.37                 12,072.86
     5,986      North, Limited                                      2.030         4.14                 12,150.30
       196      Pernod-Ricard                                      67.896         1.99                 13,307.63
     3,550      QBE Insurance Group, Limited                        3.363         3.64                 11,938.51
     1,132      Rio Tinto, Limited                                 10.828         4.21                 12,256.76
     1,800      Rothmans Pall Mall Berhad                           6.139         8.27                 11,050.77
     4,848      Santos, Limited                                     2.498         6.01                 12,111.27
       270      Seita                                              45.935         2.26                 12,402.35
     4,000      Sun Hung Kai Properties, Limited                    3.200         9.07                 12,800.33
     2,948      Telecom Corporation of New Zealand, Limited         4.218         6.06                 12,434.31
     1,050      Trelleborg AB                                      11.626         3.18                 12,207.03
----------                                                                                          -------------
    64,865                                                                                          $ 246,195.92
==========                                                                                          =============

See "Notes to Portfolios".

HYPOTHETICAL STRATEGY PERFORMANCE

   The table on the opposite page compares the hypothetical total return of stocks selected using the Trust's investment strategy (the "Strategy Stocks") with the stocks in the MSCI EAFESM Index. Total return includes any dividends paid on the stocks together with any increase or decrease in the value of the stocks. The One Year Strategy illustrates a hypothetical investment in the Strategy Stocks at the beginning of each year -- similar to buying Units of the Trust, redeeming them after one year and reinvesting the proceeds in a new trust portfolio each year. The Two Year Strategy illustrates a hypothetical investment in the Strategy Stocks at the beginning of every other year and holding those stocks for two years -- similar to buying Units of the Trust, holding them for two years until the Trust terminates and reinvesting the proceeds in a new trust portfolio at termination.

   These hypothetical returns are not actual past performance of the Trust or prior series and do not reflect the sales charge or expenses you will pay. Of course, these hypothetical returns are not guarantees of future results and the value of your Units will fluctuate. For more information about the total return calculations, see "Notes to Hypothetical Performance Tables".

                    HYPOTHETICAL AVERAGE ANNUAL TOTAL RETURN
----------------------------------------------------------------------------------------------------------------------
                              ONE YEAR STRATEGY                                             TWO YEAR STRATEGY
                            MSCI                                    MSCI           TWO YEAR                      MSCI
             STRATEGY      EAFESM                     STRATEGY     EAFESM        PERIOD ENDED      STRATEGY     EAFESM
  YEAR        STOCKS        INDEX         YEAR         STOCKS       INDEX         DECEMBER 31       STOCKS       INDEX
  ----       --------      ------         ----        --------     ------        ------------      --------     ------
  1973        (20.56)%    (14.17)%        1986           37.15%     69.94%       1974              (26.17)%     (18.25)%
  1974        (39.41)     (22.14)         1987           32.39      24.93        1976               31.44        19.26
  1975        100.38       37.10          1988           28.25      28.59        1978               28.42        26.64
  1976        (11.51)       3.74          1989            7.68      10.80        1980               14.28        14.94
  1977         52.69       19.42          1990           (4.90)    (23.20)       1982                6.98        (0.95)
  1978         12.03       34.30          1991           21.24      12.50        1984               18.48        15.93
  1979         26.96        6.18          1992            3.81     (11.85)       1986               42.62        63.20
  1980         23.26       24.43          1993           62.76      32.94        1988               22.99        26.75
  1981          6.49       (1.03)         1994            3.25       8.06        1990               (0.84)       (7.75)
  1982         (0.84)      (0.86)         1995           25.50      11.55        1992                4.88        (0.42)
  1983         47.49       24.61          1996           19.58       6.36        1994               13.96        19.86
  1984         21.34        7.86          1997           26.01       2.06        1996               21.08         8.92
  1985         50.14       56.72          1998 thru 6/30  9.44      15.10        1998 thru 6/30     25.04        10.03

See "Notes to Hypothetical Performance Tables".

EURO STRATEGIC 20 TRUST, AUGUST 1998 SERIES

   The Trust follows a simple investment strategy:

Begin with the stocks in the Morgan Stanley Capital International Europe Index. Screen these stocks to include only those companies with positive one- and three-year sales and earnings growth and three years of positive dividend growth. Rank the remaining stocks by market capitalization and select the top 75%. Buy the twenty highest dividend-yielding stocks in this "Euro Subset" and hold them for about one year. On September 14, 1999, you can elect one of three options:

   One Year Strategy: Continue to follow the strategy by redeeming your Units and reinvesting the proceeds in a new trust portfolio, if available.

   Two Year Strategy: Elect to hold your Units for the full two-year term of the current Trust. On August 8, 2000, you may elect to reinvest your termination proceeds into a new trust portfolio, if available.

   Redemption:        If you do not make an election, the Trustee will redeem
                      your Units. You will receive a cash distribution of your share of the Trust's assets.

[CHART APPEARS HERE]

   The Trust is designed as part of a long-term investment strategy. You may achieve more consistent overall results by following the strategy over several years. For more information see "Special Redemption and Rollover".

PORTFOLIO
----------------------------------------------------------------------------------------------------------------
                                                                               CURRENT             COST OF
NUMBER                                                    MARKET VALUE         DIVIDEND            SECURITIES
OF SHARES       NAME OF ISSUER (1)                        PER SHARE (2)        YIELD (3)           TO TRUST (2)
----------      -----------------------------------       ---------------      -----------         -------------
       900      Autopistas, Concesionaria Espanola SA      $       14.773         2.86%             $  13,295.79
       293      Basf AG                                            42.821         2.36                 12,546.56
       286      Bayer AG                                           43.214         2.22                 12,359.31
       198      Bic SA                                             62.028         1.38                 12,281.64
        39      Electrabel SA                                     325.109         3.48                 12,679.25
       823      Elsevier Nv                                        14.548         2.77                 11,973.29
        62      Eridania Beghin-Say SA                            199.497         2.50                 12,368.82
     5,500      Fiat Spa (RNC)                                      2.267         2.75                 12,467.61
     5,500      Fiat Spa (Preferred)                                2.264         2.20                 12,451.94
     4,590      FKI Plc                                             2.649         4.62                 12,157.90
       100      Imetal SA                                         123.386         2.02                 12,338.64
     1,691      Next Plc                                            7.139         4.37                 12,072.86
       196      Pernod-Ricard                                      67.896         1.99                 13,307.63
        33      Petrofina SA                                      397.356         2.68                 13,112.73
       268      Royal Dutch Petroleum Company                      48.578         2.70                 13,018.78
       270      SEITA                                              45.935         2.26                 12,402.35
       280      Skanska AB                                         44.762         2.60                 12,533.42
       121      Technip                                           100.922         2.05                 12,211.57
     1,050      Trelleborg AB                                      11.626         3.18                 12,207.03
       400      Zardoya Otis SA                                    28.784         2.67                 11,513.75
----------                                                                                          -------------
    22,600                                                                                          $ 249,300.87
==========                                                                                          =============

See "Notes to Portfolios".

HYPOTHETICAL STRATEGY PERFORMANCE

   The table on the opposite page compares the hypothetical total return of stocks selected using the Trust's investment strategy (the "Strategy Stocks") with the stocks in the MSCI Europe Index. Total return includes any dividends paid on the stocks together with any increase or decrease in the value of the stocks. The One Year Strategy illustrates a hypothetical investment in the Strategy Stocks at the beginning of each year -- similar to buying Units of the Trust, redeeming them after one year and reinvesting the proceeds in a new trust portfolio each year. The Two Year Strategy illustrates a hypothetical investment in the Strategy Stocks at the beginning of every other year and holding those stocks for two years -- similar to buying Units of the Trust, holding them for two years until the Trust terminates and reinvesting the proceeds in a new trust portfolio at termination.

   These hypothetical returns are not actual past performance of the Trust or prior series and do not reflect the sales charge or expenses you will pay. Of course, these hypothetical returns are not guarantees of future results and the value of your Units will fluctuate. For more information about the total return calculations, see "Notes to Hypothetical Performance Tables".

                    HYPOTHETICAL AVERAGE ANNUAL TOTAL RETURN
------------------------------------------------------------------------------------------------------------------------
                              ONE YEAR STRATEGY                                             TWO YEAR STRATEGY
                            MSCI                                    MSCI           TWO YEAR                      MSCI
             STRATEGY      EUROPE                     STRATEGY     EUROPE        PERIOD ENDED      STRATEGY     EUROPE
  YEAR        STOCKS        INDEX         YEAR         STOCKS       INDEX         DECEMBER 31       STOCKS       INDEX
  ----       --------      ------         ----        --------     ------        ------------      --------     -------
  1973        (20.56)%     (7.73)%        1986           28.68%     44.46%       1974              (32.12)%     (15.59)%
  1974        (42.00)     (22.78)         1987           33.71       4.10        1976               31.41        16.07
  1975        106.44       43.90          1988           20.54      16.35        1978               33.47        24.11
  1976        (15.95)      (6.37)         1989           12.29      29.06        1980               25.95        14.60
  1977         58.78       23.92          1990            3.35      (3.37)       1982                8.88        (2.71)
  1978         12.19       24.30          1991           12.08      13.66        1984               20.87        11.32
  1979         26.96       14.67          1992           (8.69)     (4.25)       1986               43.78        61.16
  1980         24.95       14.53          1993           15.61      29.79        1988               26.96        10.05
  1981          6.49      (10.45)         1994            4.02       2.66        1990                7.73        11.67
  1982         11.31        5.69          1995           22.92      22.13        1992                1.16         4.32
  1983         23.57       22.38          1996           22.74      21.57        1994                9.66        15.43
  1984         18.23        1.26          1997           36.35      24.20        1996               22.83        21.85
  1985         60.66       79.79          1998 thru 6/30 26.16      26.67        1998 thru 6/30     43.57        45.40

See "Notes to Hypothetical Performance Tables".


NOTES TO HYPOTHETICAL PERFORMANCE TABLES

   The stocks for each strategy for each period were identified by applying the applicable Trust strategy on the first trading day of the period on the principal trading exchange. It should be noted that the stocks in any table are not the same stocks from year to year and may not be the same stocks as those included in any Trust. Total return for each period was calculated by (1) subtracting the closing sale price of the stocks on the first trading day of the period from the closing sale price of the stocks on the last trading day of the period, (2) adding dividends paid during that period and (3) dividing the result by the closing sale price of the stocks on the first trading day of the period. In the case of the Two Year Strategy figures, the total return for the period is divided by two to compute the hypothetical average annual total return over each two-year period. Adjustments were made to reflect events such as stock splits and corporate spin-offs. Total return does not take into consideration sales charges, commissions, expenses or taxes that will be incurred by Unitholders. With respect to foreign securities, all values are converted into U.S. dollars using the applicable currency exchange rate.

   These tables represent hypothetical past performance of the Trust strategies (not the Trusts) and are not guarantees or indications of future performance of any Trust. Unitholders will not necessarily realize as high a total return as the hypothetical returns in the tables for several reasons including, among others: the total return figures in the tables do not reflect sales charges, commissions, Trust expenses or taxes; the Trusts are established at different times of the year; a Trust may not be able to invest equally in the Securities and may not be fully invested at all times; the Securities are often purchased or sold at prices different from the closing prices used in buying and selling Units; and currency exchange rates will be different. In addition, both stock prices (which may appreciate or depreciate) and dividends (which may be increased, reduced or eliminated) will affect actual returns. There can be no assurance that any Trust will outperform the related stock index over thirteen months, its life or future rollover periods, if available. The sources for the information contained in the tables are Barron's, Bloomberg L.P., Dow Jones Corporation, Morgan Stanley Capital International, Ibbotson Associates, Datastream International, Inc., Extell Financial LTD. and the Hong Kong Stock Exchange. The Sponsor has not independently verified the data obtained from these sources but has no reason to believe that this data is incorrect in any material respect.

NOTES TO PORTFOLIOS


   (1) The Securities are initially represented by "regular way" contracts for the performance of which an irrevocable letter of credit has been deposited with the Trustee. Contracts to acquire Securities were entered into on August 7, 1998 and have settlement dates ranging from August 11, 1998 to August 31, 1998 (see "The Trusts").

   (2) The market value of each Security is based on the closing sale price on the applicable exchange on the day prior to the Initial Date of Deposit. Other information regarding the Securities, as of the Initial Date of Deposit, is as follows:


                                                                       PROFIT
                                                    COST TO           (LOSS) TO
                                                    SPONSOR            SPONSOR
                                                --------------     -------------
Strategic Ten United States Trust               $      148,180     $          --
Strategic Ten United States Traditional Trust   $      145,548     $          --
Strategic Five United States Trust              $      148,061     $          --
Strategic Five United States Traditional Trust  $      145,415     $          --
Strategic Picks Opportunity Trust               $      148,781     $          --
EAFE Strategic 20 Trust                         $
   247,231     $     (1,035)
Euro Strategic 20 Trust                         $      249,805     $       (504)


   (3)Current Dividend Yield for each Security is based on the estimated annual dividends per share and the Security's market value as of the close of trading on the day prior to the Initial Date of Deposit. Estimated annual dividends per share are calculated by annualizing the most recently declared dividends or by adding the most recent interim and final dividends declared and reflect any foreign withholding taxes.


    THE SECURITIES. A brief description of each of the issuers of the Securities is listed below. Please refer to each "Portfolio" for a list of the Securities included in each Trust.

    Air Products and Chemicals, Inc. Air Products and Chemicals, Inc. produces industrial gas and related industrial process equipment. The company also produces and markets polymer chemicals, performance chemicals, and chemical intermediates. Air Products recovers and distributes oxygen, nitrogen, argon, hydrogen, and a variety of medical and specialty gases. The company supplies cryogenic and other process equipment.

   American Home Products Corporation. American Home Products Corporation discovers, develops, manufactures, distributes, and sells health care products and agricultural products. Health care products include branded and generic ethical pharmaceuticals, biologicals, nutritionals, consumer health care products, and animal pharmaceuticals. Agricultural products include crop protection and pest control products.

   AT&T Corporation. AT&T Corporation offers communication services and products. The company provides voice, data, and video telecommunications services to consumers, large and small businesses, and government entities. AT&T and its subsidiaries furnish regional, domestic, international, and local telecommunication services. The company also provides cellular telephone and wireless services, as well as other services.

   Australian Gas Light Company, Limited. Australian Gas Light Company, Limited distributes, transports and sells natural gas and oil throughout Australasia. The company primarily produces and sells petroleum products, constructs pipelines and invests in related companies. AGL also holds interest in operating companies which produce and distribute gas in Australia.

   Autopistas, Concesionaria Espanola SA. Autopistas, Concesionaria Espanola SA operates and maintains motorways in Spain. The company is the concessionaire for the La Jonquera-Barcelona-Tarragona, Zaragoza-Mediterranean and
Montgat-Mataro-Malgrat-Palafolls motorways.

   BASF AG. BASF AG produces industrial and commercial raw materials and finished products worldwide. The company explores and refines oil, operates gas and oil distribution and storage facilities, as well as produces pharmaceuticals, chemicals, drugs, vitamins and agricultural fertilizers and crop protection agents. BASF also produces a variety of plastics, dyestuffs, pigments and polymer products.

   Bayer AG. Bayer AG manufactures a variety of industrial chemicals and polymers, as well as human and animal health care products, pharmaceuticals and agricultural crop protection agents. The company also produces photographic and imaging products and systems. Bayer markets its products to the automotive, electronic, medical, construction, farming, textile, utility and printing enterprises worldwide.

   BIC SA (Societe). BIC SA (Societe) manufactures pens, pencils, lighters, shavers, correcting fluid and windsurfing boards. The company's subsidiaries, Conte and Sheaffer, manufacture and distribute writing utensils and the Guy Laroche unit manufactures and distributes women's clothing.

    Caterpillar, Inc. Caterpillar, Inc. designs, manufactures, and markets earthmoving and construction machines, as well as mining and agricultural machinery. The company provides financing alternatives for its equipment. Caterpillar's machines are distributed through 65 dealers in the United States and 132 internationally. Machines are used for marine, agricultural, petroleum, industrial, and other applications.

   Chevron Corporation. Chevron Corporation explores for, develops, and produces crude oil and natural gas. The company also refines crude oil into finished petroleum products, as well as markets and transports crude oil, natural gas, and petroleum products. Chevron manufactures and markets a variety of chemicals for industrial use and mines for coal. The company operates in the United States and approximately 90 countries.

   Chrysler Corporation. Chrysler Corporation researches, designs, manufactures, assembles, and sells cars, trucks, and related parts and accessories. The company's automotive products are marketed through retail dealerships. Automobiles are sold under the brand names "Chrysler", "Dodge", "Plymouth", "Eagle", and "Jeep". Chrysler also provides consumer and dealer automotive financing for its products.

   CLP Holdings, Limited. CLP Holdings, Limited is an investment holding company whose subsidiaries generate and supply electricity to Kowloon and the New Territories in Hong Kong. The company also exports electric power to Guangdong Province in the People's Republic of China. Its subsidiaries are involved in property investment and development.

   Deere & Company. Deere & Company manufactures, distributes, and finances a range of agricultural, construction and forestry, and commercial and consumer equipment. The company also provides credit, insurance products, and managed health-care plans.

   DuPont (E.I.) de Nemours and Company. DuPont (E.I.) de Nemours and Company operates in six industry segments which include chemicals, fibers, polymers, petroleum, life sciences, and diversified businesses. The company, through its subsidiaries, conducts fully integrated petroleum operations and produces petroleum liquids. Du Pont and its subsidiaries operate in approximately 70 countries.

   Electrabel SA. Electrabel SA generates and sells electricity and distributes natural gas in Belgium. The company distributes electricity to consumers and industrial customers, distributes fuel to nuclear power stations and manages the nuclear fuel cycle. Electrabel produces and distributes steam and drinking water to customers and offers cable television services.

   Elsevier NV. Elsevier NV is a holding company with a 47.1% interest in Reed Elsevier plc, an international publishing and information provider. Reed Elsevier provides published information for scientific and medical sectors, as well as for business and professionals and consumer groups.

   Eridania Beghin-Say SA. Eridania Beghin-Say SA refines, manufactures and processes agricultural products. These products include sugar, starch derivatives, refined oils and proteins, animal feed and packaged consumer food products. Subsidiaries of the Company include Distillerie de la Region de Chalons, ISI (Italy) and Matravideki Cukorgyar (Hungary).

   Exxon Corporation. Exxon Corporation explores for and produces crude oil and natural gas; manufactures petroleum products; and transports and sells crude oil, natural gas, and petroleum products. The company also manufactures and markets basic petrochemicals, including olefins and aromatics, as well as supplies specialty rubbers and additives for fuels and lubricants.

   Fiat SpA. Fiat SpA manufactures automobiles, commercial vehicles and farm and construction equipment. The company produces automobiles under the "Fiat", "Lancia", "Auto-Bianchi", "Alfa Romeo", "Innocenti", "Ferrari", and "Maserati" brands in addition to other vehicles such as tractors, combines, bulldozers and excavators. Fiat sells its products around the world.

   FKI Plc. FKI Plc is an international group of autonomous manufacturers. The group produces a wide range of products for the material handling, hardware, automotive, engineering and process control markets. The material handling, hardware and automotive groups primarily operate in the United States, while the engineering and process control groups primarily serve the United Kingdom and Europe.

   General Motors Corporation. General Motors Corporation manufactures and sells vehicles worldwide under the "Chevrolet", "Buick", "Cadillac", "Oldsmobile", "Pontiac", "Saturn", and "GMC" names. The company also offers financing, insurance, and mortgage banking, as well as manufactures satellites, locomotives, and heavy-duty transmissions.

   Genuine Parts Company. Genuine Parts Company distributes replacement automobile and industrial parts and office products. The company operates 62 "NAPA" and three "Balkamp" automobile parts distribution centers in the United States. Genuine's other products include industrial bearings, power transmission equipment, material handling components, agricultural and irrigation equipment, and office furniture.

   Hong Kong Telecommunications, Limited. Hong Kong Telecommunications, Limited provides telecommunications, computer, engineering and other services. The company also sells and rents telecommunications equipment. The principal activities of the company are carried out mainly in Hong Kong.

   HongKong and China Gas Company. HongKong and China Gas Company Limited produces, distributes and markets gas and gas appliances to residential and industrial customers. The company markets through "Towngas" brand name, for domestic and commercial cooking and water heating as well as a heating fuel for the industrial market. Its subsidiaries develop and manage commercial properties, also develop gas projects in China.

   Hutchison Whampoa, Limited. Hutchison Whampoa, Limited is an investment holding company. It has diversified operations in property investment and development, ports and related services, retail and manufacturing, telecommunications, media, energy, finance, investment and other services.

   Imetal SA. Imetal SA manufactures and sells building materials and industrial minerals and processes metals. The company produces clay roofing tiles, slate and concrete components. Imetal is active throughout France and also has operations through subsidiaries in the United Kingdom, Spain, the Czech Republic, China, Canada, South Africa, Belgium, Germany, Italy, the Netherlands and the United States.

   International Paper Company. International Paper Company manufactures printing and writing paper, pulp, tis- sue, paperboard, packaging, and wood products. The company also manufactures nonwoven papers, specialty chemicals, and specialty panels and laminated products. International Paper sells its products primarily in the United States, Europe, and the Pacific Rim.

    J.P. Morgan & Company, Inc. J.P. Morgan & Company, Inc., through subsidiaries, offers financial services to corporations, governments, financial institutions, institutional investors, professional firms, privately-held companies and individuals. The company offers loans, advises on mergers, acquisitions and privatizations, underwrites debt and equity issues and deals in government-issued securities worldwide.

   May Department Stores Company. May Department Stores Company, through its various chains of department stores, retails a variety of goods throughout the United States. The company operates approximately 369 department stores in 30 states and the District of Columbia.

   Minnesota Mining and Manufacturing Company. Minnesota Mining and Manufacturing Company is a diversified manufacturer of industrial, commercial and health care products. The company produces and markets more than 60,000 products worldwide. Minnesota's products include "Post-it" Notes, "Wetordry" sandpaper, "Scotchgard" fabric, film and photo protectors, "Thinsulate" insulation products and "Alge Block" copper roofing.

   Next Plc. Next Plc is a high street retail, home shopping and financial services company. The group retails and offers home shopping for ladieswear, menswear, childrenswear, interiors, accessories and fashion jewelry in the United Kingdom. Next also provides consumer financial, telecommunications and property development services in the United Kingdom, and has retail operations in the United States.

   North, Limited. North, Limited is an Australian resources company involved in mining, forestry and the manufacture of mining and process equipment. The company's mining businesses include interests in the Robe River and the Iron Ore Company of Canada iron ore operations, the Ranger uranium mine, the Kanowna Belle and Peak Hill gold mines, the Northparkes copper-gold mine and the Zinkgruvan zinc mine.

   Pernod Ricard. Pernod Ricard manufactures anise-based spirits, whiskey, wines and fruit juices. The company's brands include "Richard Pastis 51" and "Pernod" anise-based spirits and "Orangina" fruit drinks. Pernod also distributes "Wild Turkey", "Jameson", and "Clan Campbell" whiskeys and produces processed fruits for the food industry. The company is active in Europe, Asia and the Americas.

   PetroFina SA. PetroFina SA explores for and produces oil onshore and offshore in the United States, Africa, Asia and Europe. The company also distributes and processes crude oil and natural gas throughout Western Europe. Petrofina is involved in the production and sales of base chemicals, polymers, petrochmicals, paints, oleochemicals and lubricants.

    Philip Morris Companies, Inc. Philip Morris Companies, Inc. is a consumer packaged goods company. The company operates through five subsidiaries. Philip Morris' products include "BullsEye", "Breakstone's", "Kraft", "Cambridge" and "Marlboro" cigarettes, "Cracker Barrel" and "Polly-O" cheeses, "Crystal Light", "Maxwell House", and "Miller", "Milwaukee's Best" and "Meister Brau".

   QBE Insurance Group, Limited. QBE Insurance Group, Limited is an insurance company which underwrites most forms of commercial and industrial insurance policies, as well as individual policies. The coverage of the company spans approximately 22 countries, including Fiji, Bermuda, Hong Kong, New Zealand and the United Kingdom. QBE also provides reinsurance policies.

   Rio Tinto, Limited. Rio Tinto, Limited is an international mining company. The company has interests in mining for aluminum, borax, coal, copper, gold, iron ore, lead, silver, tin, uranium, zinc, titanium dioxide feedstock, diamonds, talc and zircon. Rio Tinto's various mining operations are located in Australia, New Zealand, South Africa, South America, Europe and Canada.

   Rothmans of Pall Mall (Malaysia) Berhad. Rothmans of Pall Mall (Malaysia) Berhad is an investment holding company whose subsidiaries manufacture, import, and sell cigarettes, pipe tobacco, cigars, and luxury consumer products. Cigarettes brands that are manufactured by the company in its own rights or under agreement arrangements include Rothmans, Dunhill, Peter Stuyvesant, and Consulate.

   Royal Dutch Petroleum Company. Royal Dutch Petroleum Company owns 60% of the Royal Dutch/Shell Group of companies. These companies are involved in all phases of the petroleum industry from exploration to final processing and delivery. Royal Dutch Petroleum Company has no operations of its own, and virtually the whole of its income is derived from its 60% interest.

   Santos, Limited. Santos, Limited is an independent oil, gas and natural gas liquid exploration and production company. The company conducts major onshore and offshore petroleum activities in Australia (Cooper/Eromanga Basins), the United States, the United Kingdom, Indonesia and Papua New Guinea. The company also transports crude oil by pipeline.

    SBC Communications, Inc. SBC Communications, Inc. is a holding company whose subsidiaries and affiliates operate primarily in the communications services industry. The company provides landline and wireless telecommunications services and equipment, directory advertising, publishing, and cable television services. SBC's principal subsidiaries include Southwestern Bell Telephone Company and Pacific Bell.

    SEITA. SEITA manufactures cigarettes including Gauloises and Gitanes brands as well as pipe and loose tobacco. The company distributes its own products and its competitors' products. It also manufactures and markets cigars and matches.

   Skanska AB. Skanska AB is a parent company with interests in Sweden, Europe and abroad. The company operates Swedish and international construction projects, as well as technical and industrial companies with production technology and methods for support for specialized construction projects. The company provides real estate, international property, financial management and related services.

    Sun Hung Kai Properties, Limited. Sun Hung Kai Properties, Limited. is involved in property development and investment, hotel ownership, construction, finance, insurance, property and parking management, cinema and godown/warehousing operations, garment manufacturing, public transport and telecommunications.

   SYSCO Corporation. SYSCO Corporation markets and distributes foodservice products to restaurants, hotels, schools, hospitals and other institutions located throughout North America. The company receives its merchandise from suppliers throughout the world and markets such merchandise under the "SYSCO" brand name, as well as various national brand names. SYSCO also provides customers with various nonfood items.

   (Technip) Compagnie Francaise d'Etudes et de Construction Technip. (Technip) Compagnie Francaise d'Etudes et de Construction Technip designs and constructs industrial facilities. The company designs and builds factories which produce and process petroleum products, natural gas and chemicals and buildings for the transportation and power generation industries. Technip operates in Europe, the Americas, the Middle East, Russia and Malaysia.

   Telecom Corporation of New Zealand, Limited. Telecom Corporation of New Zealand, Limited provides telecommunications services throughout New Zealand and internationally, to both households and businesses. The company offers cellular telephone, telephone directories, radio dispatch and paging services and internet related services and solutions.

    Textron, Inc. Textron, Inc. is a global, multi-industry company with operations in four business segments. The company produces aircraft, automotive, and industrial products, and also provides financial services. Textron's products include helicopters, automotive engine camshafts, automotive plastic components, fastening systems, powered golf cars, gear motors, and other products.

   Trelleborg AB. Trelleborg AB manufactures and distributes a wide range of industrial products. The company operates mines and smelters in Sweden and abroad, produces metals including copper tubing, brass and tin, wholesales building and construction supplies, offers heating technology, sells air ventilation systems, wholesales steel and sewage disposal systems, as well as sells other related products.

   USX-Marathon Group. USX-Marathon Group, a business unit of USX Corporation, includes Marathon Oil Company and certain other subsidiaries of USX. The group explores for, produces, transports, and markets crude oil and natural gas worldwide. Marathon also refines, markets, and transports petroleum products in the United States.

   Zardoya Otis SA. Zardoya Otis SA manufactures, installs and services elevators and elevator equipment. The Company also exports manufactured elevator equipment to be installed by Otis Elevator firms around the world.


               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


    To the Board of Directors of Van Kampen Funds Inc. and the Unitholders of Van Kampen Equity Opportunity Trust, Series 108:

    We have audited the accompanying statements of condition and the related portfolios of Van Kampen Equity Opportunity Trust, Series 108 as of August 10, 1998. The statements of condition and portfolios are the responsibility of the Sponsor. Our responsibility is to express an opinion on such financial statements based on our audit.


    We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of an irrevocable letter of credit deposited to purchase securities by correspondence with the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall financial statement presentation.


    We believe our audit provides a reasonable basis for our opinion. In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Van Kampen Equity Opportunity Trust, Series 108 as of August 10, 1998, in conformity with generally accepted accounting principles.


                                      GRANT THORNTON LLP

Chicago, Illinois
August 10, 1998


                             STATEMENTS OF CONDITION
                              AS OF AUGUST 10, 1998

                                                                          STRATEGIC TEN      STRATEGIC     STRATEGIC FIVE
                                                        STRATEGIC TEN     UNITED STATES        FIVE         UNITED STATES
                                                        UNITED STATES      TRADITIONAL     UNITED STATES     TRADITIONAL
INVESTMENT IN SECURITIES                                    TRUST             TRUST            TRUST            TRUST
                                                        -------------     -------------    -------------   --------------

Contracts to purchase Securities (1)                    $     148,180     $     145,548    $     148,061   $      145,415

         Total                                          $     148,180     $     145,548    $     148,061   $      145,415
LIABILITIES AND INTEREST OF UNITHOLDERS
Liabilities--
     Organizational costs (2)                           $         185     $         618    $         191   $          696
     Deferred sales charge liability (3)                        2,619                 0            2,617                0
Interest of Unitholders--
     Cost to investors (4)                                    149,680           149,670          149,560          149,530
     Less: Gross underwriting commission
         and organizational costs (2)(4)(5)                     4,304             4,740            4,307            4,811

         Net interest to Unitholders (4)                      145,376           144,930          145,253          144,719

         Total                                          $     148,180     $     145,548    $     148,061   $      145,415


--------------------------------------------------------------------------------
(1)The value of the Securities is determined by Interactive Data Corporation on the bases set forth under "Public Offering--Offering Price". The contracts to purchase Securities are collateralized by separate irrevocable letters of credit which have been deposited with the Trustee.
(2)A portion of the Public Offering Price represents an amount sufficient to pay for all or a portion of the costs incurred in establishing a Trust. The amount of these costs are set forth under "Summary of Essential Financial Information". A distribution will be made as of the close of the initial offering period to an account maintained by the Trustee from which the organizational expense obligation of the investors will be satisfied.
(3)Represents the amount of mandatory distributions from a Trust on the bases set forth under "Public Offering".
(4)The aggregate public offering price and the aggregate first year sales charge are computed on the bases set forth under "Public Offering--Offering Price".
(5)Assumes only the first year sales charge.


                             STATEMENTS OF CONDITION
                              AS OF AUGUST 10, 1998

                                                                            STRATEGIC
                                                                              PICKS            EAFE             EURO
                                                                           OPPORTUNITY     STRATEGIC 20    STRATEGIC 20
INVESTMENT IN SECURITIES                                                      TRUST            TRUST            TRUST
                                                                           -----------     ------------    ------------

Contracts to purchase Securities (1)                                       $   148,781     $    246,196    $    249,301

         Total                                                             $   148,781     $    246,196    $    249,301
LIABILITIES AND INTEREST OF UNITHOLDERS
Liabilities--
     Organizational costs (2)                                              $       243     $        510    $      1,263
     Deferred sales charge liability (3)                                         2,630            4,849           4,910
Interest of Unitholders--
     Cost to investors (4)                                                     150,290          248,690         251,820
     Less: Gross underwriting commission
         and organizational costs (2)(4)(5)                                      4,382            7,853           8,692

         Net interest to Unitholders (4)                                       145,908          240,837         243,128

         Total                                                             $   148,781     $    246,196    $    249,301


--------------------------------------------------------------------------------
(1)The value of the Securities is determined by Interactive Data Corporation on the bases set forth under "Public Offering--Offering Price". The contracts to purchase Securities are collateralized by separate irrevocable letters of credit which have been deposited with the Trustee.
(2)A portion of the Public Offering Price represents an amount sufficient to pay for all or a portion of the costs incurred in establishing a Trust. The amount of these costs are set forth under "Summary of Essential Financial Information". A distribution will be made as of the close of the initial offering period to an account maintained by the Trustee from which the organizational expense obligation of the investors will be satisfied.
(3)Represents the amount of mandatory distributions from a Trust on the bases set forth under "Public Offering".
(4)The aggregate public offering price and the aggregate first year sales charge are computed on the bases set forth under "Public Offering--Offering Price".
(5)Assumes only the first year sales charge.

THE TRUSTS
--------------------------------------------------------------------------------


   The Trusts were created under the laws of the State of New York pursuant to a Trust Indenture and Trust Agreement (the "Trust Agreement"), dated the date of this Prospectus (the "Initial Date of Deposit"), among Van Kampen Funds Inc., as Sponsor, Van Kampen Investment Advisory Corp., as Supervisor, The Bank of New York, as Trustee, and American Portfolio Evaluation Services, a division of Van Kampen Investment Advisory Corp., as Evaluator.


   The Trusts offer investors the opportunity to purchase Units representing proportionate interests in portfolios of actively traded equity securities which are components of major stock market indexes. A Trust may be an appropriate medium for investors who desire to participate in a portfolio of stocks with greater diversification than they might be able to acquire individually and who are seeking to achieve a better performance than the related indexes through an investment in the highest dividend yielding stocks of these indexes. An investment in approximately equal values of such stocks each year has in most instances provided a higher total return than investments in all of the stocks which are components of the respective indexes.

   On the Initial Date of Deposit, the Sponsor deposited delivery statements relating to contracts for the purchase of the Securities and an irrevocable letter of credit in the amount required for these purchases with the Trustee. In exchange for these contracts the Trustee delivered to the Sponsor documentation evidencing the ownership of Units of the Trusts. Unless otherwise terminated as provided in the Trust Agreement, the Trusts will terminate on the Mandatory Termination Date and any remaining Securities will be liquidated or distributed by the Trustee within a reasonable time. As used in this Prospectus the term "Securities" means the securities (including contracts to purchase these securities) listed in "Portfolio" for each Trust and any additional securities deposited into each Trust.

   Additional Units of a Trust may be issued at any time by depositing in the Trust (i) additional Securities, (ii) contracts to purchase Securities together with cash or irrevocable letters of credit or (iii) cash (or a letter of credit) with instructions to purchase additional Securities. As additional Units are issued by a Trust, the aggregate value of the Securities will be increased and the fractional undivided interest represented by each Unit will be decreased. The Sponsor may continue to make additional deposits into a Trust following the Initial Date of Deposit provided that the additional deposits will be in amounts which will maintain, as nearly as practicable, the same percentage relationship among the number of shares of each Security in the Trustportfolio that existed immediately prior to the subsequent deposit. Investors may experience a dilution of their investments and a reduction in their anticipated income because of fluctuations in the prices of the Securities between the time of the deposit and the purchase of the Securities and because the Trusts will pay the associated brokerage or acquisition fees.

   Each Unit of a Trust initially offered represents an undivided interest in that Trust. To the extent that any Units are redeemed by the Trustee or additional Units are issued as a result of additional Securities being deposited by the Sponsor, the fractional undivided interest in that Trust represented by each unredeemed Unit will increase or decrease accordingly, although the actual interest in the Trust will remain unchanged. Units will remain outstanding until redeemed upon tender to the Trustee by Unitholders, which may include the Sponsor, or until the termination of the Trust Agreement.

    Each Trust consists of (a) the Securities (including contracts for the purchase thereof) listed under the applicable "Portfolio" as may continue to be held from time to time in the Trust, (b) any additional Securities acquired and held by the Trust pursuant to the provisions of the Trust Agreement and (c) any cash held in the related Income and Capital Accounts. Neither the Sponsor nor the Trustee shall be liable in any way for any failure in any of the Securities.

OBJECTIVES AND SECURITIES SELECTION
--------------------------------------------------------------------------------

   The objective of each Trust is to provide an above average total return through a combination of potential capital appreciation and dividend income, consistent with the preservation of invested capital, by investing in a portfolio of actively traded equity securities selected using the Trust's investment strategy. There is no assurance that a Trust will achieve its objective.

   The Strategic Ten Trust portfolios are selected by ranking the DJIA stocks by dividend yield and including the ten highest dividend yielding stocks in the related Trust portfolio.

   The Strategic Five Trust portfolios are selected by implementing the following strategy. The ten highest dividend yielding DJIA stocks are identified. These stocks are ranked by share price and the lowest priced stock is eliminated. Of the remaining nine stocks, the five lowest priced stocks are selected for the Trust portfolio.

   The Strategic Picks Trust portfolio is selected by implementing the following investment strategy. Beginning with the MSCI USA Index, all stocks of companies in the financial or utility sectors and stocks in the DJIA are removed. This pool of stocks is screened to include only those companies that have positive one- and three-year sales and earnings growth rates and two years of positive dividend growth. The remaining stocks are ranked highest to lowest by annual trading volume and only the top 75% are retained. The remaining stocks (the "Strategic Picks Subset") are ranked by dividend yield and the ten highest dividend yielding stocks are selected for the Trust portfolio.

   The EAFEStrategic 20 Trust portfolio is selected by implementing the following investment strategy. Beginning with the MSCIEAFESM Index, all stocks are screened for positive one- and three-year sales and earnings growth rates and three years of consecutive dividend increases. The remaining stocks are ranked highest to lowest by market capitalization and only the top 75% are retained. The remaining stocks (the "EAFE Subset") are ranked by dividend yield and the twenty highest dividend yielding stocks are selected for the Trust portfolio.

   The Euro Strategic 20 Trust is selected by implementing the following strategy. Beginning with the MSCI Europe Index, all stocks are screened for positive one- and three-year sales and earnings growth rates and three years of consecutive dividend increases. The remaining stocks are ranked highest to lowest by market capitalization and only the top 75% are retained. The remaining stocks (the "Euro Subset") are ranked by dividend yield and the twenty highest dividend yielding stocks are selected for the Trust portfolio.

   The publishers of the indexes have not participated in any way in the creation of the Trusts or in the selection of stocks included in the Trusts and have not approved any information herein relating thereto. With the exception of the Morgan Stanley Capital International Indexes, the publishers of these indexes have not granted to the Trusts or the Sponsor a license to use the indexes and are not affiliated with the Sponsor.

   Each Trust portfolio is selected by implementing the Trust strategy as of the close of business three business days prior to the Initial Date of Deposit (the "Selection Time"). In the case of securities traded on a United States securities exchange, the dividend yield is computed by annualizing the last dividend declared and dividing the result by the market value at the Selection Time. In the case of securities traded on a foreign securities exchange, the dividend yield is computed by adding the most recent interim and final dividends declared and dividing the result by the market value at the Selection Time.

   The Trusts seek to achieve better performance than the related indexes through similar investment strategies. Investment in a number of companies having high dividends relative to their stock prices (because their stock prices may be undervalued) is designed to increase the potential for higher returns over time. The Trust investment strategies are designed to be implemented on an annual basis. Investors who hold Units through Trust termination may have investment results that differ significantly from a Unit investment that is reinvested into a new trust each year.

   A balanced investment portfolio incorporates various style and capitalization characteristics. The Sponsor offers unit trusts with a variety of styles and capitalizations to meet your needs. The Sponsor believes that these Trusts are large-cap value investments. The Sponsor determines style characteristics (growth and value) based on the criteria used in selecting the Trust portfolio. Generally, a growth portfolio includes companies in a growth phase of their business with increasing earnings. A value portfolio generally includes companies with low relative price-earnings ratios that the Sponsor believes are undervalued. The Sponsor determines market capitalizations as follows based on the weighted median market capitalization of a portfolio: Small-Cap -- less than $1 billion; Mid-Cap -- $1 billion to $5 billion; and Large-Cap -- over $5 billion. The Sponsor determines all style and capitalization characteristics as of the Initial Date of Deposit and the characteristics may vary thereafter. The Sponsor will not remove a Security from a Trust as a result of any change in characteristics.

    Investors should note that the above criteria were applied to the Securities for inclusion in the Trusts as of three business days prior to the Initial Date of Deposit. Subsequent to this date, the Securities may no longer be included in an index or meet the above criteria. Should a Security no longer be included in these indexes or meet the selection criteria, the Security will not as a result thereof be removed from its Trust portfolio.

RISK FACTORS
--------------------------------------------------------------------------------

   PRICE VOLATILITY. The Trusts invest in stocks of U.S. and foreign companies. The value of Units will fluctuate with the value of these stocks and may be more or less than the price you originally paid for your Units. The market value of stocks sometimes moves up or down rapidly and unpredictably. Because the Trusts are unmanaged, the Trustee will not sell stocks in response to market fluctuations as is common in managed investments. In addition, because some Trusts hold a relatively small number of stocks, you may encounter greater market risk than in a more diversified investment. As with any investment, we cannot guarantee that the performance of a Trust will be positive over any period of time.

   DIVIDENDS. Stocks represent ownership interests in the issuers and are not obligations of the issuers. Common stockholders have a right to receive dividends only after the company has provided for payment of its creditors, bondholders and preferred stockholders. Common stocks do not assure dividend payments. Dividends are paid only when declared by an issuer's board of directors and the amount of any dividend may vary over time.

   FOREIGN STOCKS. Because the EAFEand Euro Strategic 20 Trusts invest in foreign stocks, these Trusts involve additional risks that differ from an investment in domestic stocks. These risks include the risk of losses due to future political and economic developments, international trade conditions, foreign withholding taxes and restrictions on foreign investments and exchange of securities. These Trusts also involve the risk that fluctuations in exchange rates between the U.S. dollar and foreign currencies may negatively affect the value of the stocks. These Trusts involve the risk that information about the stocks is not publicly available or is inaccurate due to the absence of uniform accounting and financial reporting standards. In addition, some foreign securities markets are less liquid than U.S. markets. This could cause a Trust to buy stocks at a higher price or sell stocks at a lower price than would be the case in a highly liquid market. Foreign securities markets are often more volatile and involve higher trading costs than U.S. markets, and foreign companies, securities markets and brokers are also generally not subject to the same level of supervision and regulation as in the U.S.

   In recent years, many European countries have participated in an effort to create a single European market. As part of this effort, the euro is scheduled to become the legal currency of participating European countries beginning January 1, 1999. At that time the currencies of these countries will no longer exist in their own right but will instead become denominations of the euro. It is uncertain which European countries, if any, will participate in the single European currency. We cannot predict the impact that a single currency will have on foreign exchange rates, interest rates or the value of the Euro Strategic 20 Trust. Certain of the issuers may operate or be based in countries that will not participate in the single European currency. The issuers of the stocks in the Euro Strategic 20 Trust are also subject to the effects of the recent political and social change in Europe. We cannot predict the impact of these changes on the Trust.


   SPECIAL REDEMPTION. The Trustee will redeem your Units on September 14, 1999 unless you elect in writing to remain invested in your Trust through August 8, 2000. If you do not make an election, your investment will terminate and you will receive a cash distribution of your portion of the Trust's assets. This process could cause the Trust to terminate before August 8, 2000. Accordingly, your investment may terminate on September 14, 1999 even though you elected to hold Units through Trust termination.


PUBLIC OFFERING
--------------------------------------------------------------------------------

   General. Units are offered at the Public Offering Price which includes the underlying value of the Securities, the initial sales charge, and cash, if any, in the Income and Capital Accounts. The initial sales charge for a Traditional Trust is 2.75% of the Public Offering Price. No deferred sales charge is imposed on Traditional Trust Units during the first year. The initial sales charge for the EAFEand Euro Strategic 20 Trusts is equal to the difference between the total first year sales charge (2.95% of the Public Offering Price) and the deferred sales charge imposed prior to the first Special Redemption Date ($0.195 per Unit). Unitholders of these Trusts are subject to a deferred sales charge of $0.195 per Unit during the first year. The initial sales charge for all other Trusts is equal to the difference between the total first year sales charge (2.75% of the Public Offering Price) and the deferred sales charge imposed prior to the first Special Redemption Date ($0.175 per Unit). Unitholders of these Trusts are subject to a deferred sales charge of $0.175 per Unit during the first year. In addition, Unitholders of all Trusts who elect to hold Units after the first Special Redemption Date will be subject to a deferred sales charge during the second year. This deferred sales charge is equal to $0.17 per Unit for the EAFEand Euro Strategic 20 Trusts and $0.15 per Unit for all other Trusts. The first and second year deferred sales charges are assessed as described in notes (2) and (3) to the "Fee Table". If any deferred sales charge payment date is not a business day, the payment will be charged on the next business day. Units purchased subsequent to the initial deferred sales charge payment will be subject to only that portion of the deferred sales charge payments not yet collected. The total maximum sales charge assessed to each Unitholder prior to the first Special Redemption Date is 2.95% of the Public Offering Price (3.040% of the aggregate value of the Securities less the deferred sales charge) for the EAFEand Euro Strategic 20 Trusts and 2.75% of the Public Offering Price (2.828% of the aggregate value of the Securities less any deferred sales charge) for all other Trusts. The total sales charge assessed to each Unitholder who elects to hold Units through Trust termination is 4.65% of the Public Offering Price (4.877% of the aggregate value of the Securities less the deferred sales charge) for the EAFEand Euro Strategic 20 Trusts and 4.25% of the Public Offering Price (4.439% of the aggregate value of the Securities less any deferred sales charge) for all other Trusts. A portion of the Public Offering Price includes an amount of Securities to pay for all or a portion of the costs incurred in establishing your Trust, including the cost of preparing documents relating to the Trust (such as the prospectus, trust agreement and closing documents), federal and state registration fees, the initial fees and expenses of the Trustee and legal and audit expenses. The initial offering period sales charge is reduced as follows:

       AGGREGATE
     DOLLAR AMOUNT                        SALES CHARGE
   OF UNITS PURCHASED*                      REDUCTION
---------------------                     ----------------
   $50,000 - $99,999                          0.25%
 $100,000 - $149,999                          0.50
 $150,000 - $999,999                          0.85
  $1,000,000 or more                          1.75
---------------
*The breakpoint sales charges are also applied on a Unit basis utilizing a breakpoint equivalent in the above table of $10 per Unit and will be applied on whichever basis is more favorable to the investor.

   Any sales charge reduction is the responsibility of the selling broker, dealer or agent. An investor may aggregate purchases of Units of the Trusts for purposes of qualifying for volume purchase discounts listed above. The reduced sales charge structure will also apply on all purchases by the same person from any one dealer of units of Van Kampen-sponsored unit investment trusts which are being offered in the initial offering period (a) on any one day (the "Initial Purchase Date") or (b) on any day subsequent to the Initial Purchase Date if the units purchased are of a unit investment trust purchased on the Initial Purchase Date. In the event units of more than one trust are purchased on the Initial Purchase Date, the aggregate dollar amount of such purchases will be used to determine whether purchasers are eligible for a reduced sales charge. Such aggregate dollar amount will be divided by the public offering price per unit of each respective trust purchased to determine the total number of units which such amount could have purchased of each individual trust. Purchasers must then consult the applicable trust's prospectus to determine whether the total number of units which could have been purchased of a specific trust would have qualified for a reduced sales charge and the amount of such reduction. To determine the applicable sales charge reduction it is necessary to accumulate all purchases made on the Initial Purchase Date and all purchases made in accordance with (b) above. Units purchased in the name of the spouse of a purchaser or in the name of a child of such purchaser ("immediate family members") will be deemed to be additional purchases by the purchaser for the purposes of calculating the applicable sales charge. The reduced sales charges will also be applicable to a trustee or other fiduciary purchasing securities for one or more trust estate or fiduciary accounts.

   Units may be purchased in the primary or secondary market at the Public Offering Price less the concession the Sponsor typically allows to brokers and dealers for purchases by (1) investors who purchase Units through registered investment advisers, certified financial planners and registered broker-dealers who in each case either charge periodic fees for financial planning, investment advisory or asset management service, or provide such services in connection with the establishment of an investment account for which a comprehensive "wrap fee" charge is imposed, (2) bank trust departments investing funds over which they exercise exclusive discretionary investment authority and that are held in a fiduciary, agency, custodial or similar capacity, (3) any person who for at least 90 days, has been an officer, director or bona fide employee of any firm offering Units for sale to investors or their immediate family members (as described above) and (4) officers and directors of bank holding companies that make Units available directly or through subsidiaries or bank affiliates. Notwithstanding anything to the contrary in this Prospectus, such investors, bank trust departments, firm employees and bank holding company officers and directors who purchase Units through this program will not receive sales charge reductions for quantity purchases.

   A purchaser desiring to purchase during a 13 month period $500,000 or more of any combination of series of Van Kampen unit investment trusts may qualify for a reduced sales charge by signing a nonbinding Letter of Intent with any single broker-dealer. After signing a Letter of Intent, at the date total purchases, less redemptions, of units of any combination of series of Van Kampen unit investment trusts by a purchaser (including units purchased in the name of the spouse of a purchaser or in the name of a child of such purchaser under 21 years of age) exceed $500,000, the selling broker-dealer, bank or other will credit the unitholder with cash as a retroactive reduction of the sales charge on such units equal to the amount which would have been paid for the total aggregated sales amount. If a purchase does not complete the required purchases under the Letter of Intent within the 13 month period, no such retroactive sales charge reduction shall be made.

   During the initial offering period, unitholders of any Van Kampen-sponsored unit investment trust may utilize their redemption or termination proceeds to purchase Units of all Trusts at the Public Offering Price per Unit less 1%.

   During the initial offering period of the Trusts, unitholders of unaffiliated unit investment trusts having an investment strategy similar to the investment strategy of the Trusts may utilize proceeds received upon termination or upon redemption immediately preceding termination of such unaffiliated trust to purchase Units of a Trust at the Public Offering Price per Unit less 1%.

   Employees, officers and directors (including their spouses, children, grandchildren, parents, grandparents, siblings, mothers-in-law, fathers-in-law, sons-in-law, daughters-in-law, and trustees, custodians or fiduciaries for the benefit of such persons) of the Van Kampen Funds Inc. and its affiliates, dealers and their affiliates and vendors providing services to the Sponsor may purchase Units at the Public Offering Price less the applicable dealer concession.

   The minimum purchase is 100 Units (25 Units for retirement accounts) but may vary by selling firm. However, in connection with fully disclosed transactions with the Sponsor, the minimum purchase requirement will be that number of Units set forth in the contract between the Sponsor and the related broker or agent.

   OFFERING PRICE. The Public Offering Price of Units will vary from the amounts stated under "Summary of Essential Financial Information" in accordance with fluctuations in the prices of the underlying Securities in the Trusts. The initial price of the Securities was determined by Interactive Data Corporation, a firm regularly engaged in the business of evaluating, quoting or appraising comparable securities. The Evaluator will generally determine the value of the Securities as of the Evaluation Time on each business day and will adjust the Public Offering Price of Units accordingly. This Public Offering Price will be effective for all orders received prior to the Evaluation Time on each business day. The Evaluation Time is the close of the New York Stock Exchange on each Trust business day. Orders received by the Trustee or Sponsor for purchases, sales or redemptions after that time, or on a day which is not a business day, will be held until the next determination of price. The term "business day", as used herein and under "Rights of Unitholders--Redemption of Units", excludes Saturdays, Sundays and holidays observed by the New York Stock Exchange. The term "business day" also excludes any day on which more than 33% of the Securities are not traded on their principal trading exchange due to a customary business holiday on that exchange.

   The aggregate underlying value of the Securities during the initial offering period is determined on each business day by the Evaluator in the following manner: If the Securities are listed on a national or foreign securities exchange, this evaluation is generally based on the closing sale prices on that exchange (unless it is determined that these prices are inappropriate as a basis for valuation) or, if there is no closing sale price on that exchange, at the closing ask prices. If the Securities are not listed on a national or foreign securities exchange or, if so listed and the principal market therefor is other than on the exchange, the evaluation shall generally be based on the current ask price on the over-the-counter market (unless it is determined that these prices are inappropriate as a basis for evaluation). If current ask prices are unavailable, the evaluation is generally determined (a) on the basis of current ask prices for comparable securities, (b) by appraising the value of the Securities on the ask side of the market or (c) by any combination of the above. The value of any foreign securities is based on the applicable currency exchange rate as of the Evaluation Time. The value of the Securities for purposes of secondary market transactions and redemptions is described under "Rights of Unitholders--Redemption of Units".

   In offering the Units to the public, neither the Sponsor nor any broker-dealers are recommending any of the individual Securities but rather the entire pool of Securities in a Trust, taken as a whole, which are represented by the Units.

   UNIT DISTRIBUTION. Units will be distributed to the public by the Sponsor, broker-dealers and others at the Public Offering Price. Units repurchased in the secondary market, if any, may be offered by this Prospectus at the secondary market Public Offering Price in the manner described above.

   The Sponsor intends to qualify Units for sale in a number of states. Brokers, dealers and others will be allowed a concession or agency commission in connection with the distribution of Units during the initial offering period as set forth in the following table. A portion of the concessions or agency commissions represents amounts paid by the Sponsor out of its own assets as additional compensation.

                                       INITIAL OFFERING
       AGGREGATE                       PERIOD CONCESSION
   DOLLAR AMOUNT OF                        OR AGENCY
   UNITS PURCHASED*                   COMMISSION PER UNIT
-------------------                 ----------------------
       $10 - $49,999                      2.10%
   $50,000 - $99,999                      1.85
 $100,000 - $149,999                      1.60
 $150,000 - $999,999                      1.25
  $1,000,000 or more                      0.50
---------------
*The breakpoint concessions or agency commissions are also applied on a Unit basis utilizing a breakpoint equivalent in the above table of $10 per Unit and will be applied on whichever basis is more favorable to the broker, dealer or agent.

   In addition to the amounts above, during the initial offering period any firm that distributes 500,000 - 999,999 Units of the Strategic Picks Trust, EAFE Strategic 20 Trust or Euro Strategic 20 Trust will receive additional compensation of $.0025 per Unit; any firm that distributes 1,000,000 - 1,999,999 Units of such Trust will receive additional compensation of $.005 per Unit; any firm that distributes 2,000,000 - 2,999,999 Units of such Trust will receive additional compensation of $.01 per Unit; any firm that distributes 3,000,000 - 3,999,999 Units of such Trust will receive additional compensation of $.015 per Unit; any firm that distributes 4,000,000 - 4,999,999 Units of such Trust will receive additional compensation of $.02 per Unit; any firm that distributes 5,000,000 Units or more of such Trust will receive additional compensation of $.025 per Unit. This additional compensation will be paid by the Sponsor out of its own assets at the end of the initial offering period.

   Any discount provided to investors will be borne by the selling dealer or agent as indicated under "General" above. For transactions involving unitholders of other unit investment trusts who use their redemption or termination proceeds to purchase Units of the Trusts, the total concession or agency commission will amount to 1.1% per Unit (or such lesser amount resulting from discounts). For all secondary market transactions the total concession or agency commission will amount to 2.1% per Unit. In addition to the amounts set forth above, for transactions involving Unitholders who elect to hold Units after the first Special Redemption Date, the total concession or agency commission will include an additional 1% per Unit which will be paid to the broker, dealer or agent subsequent to the first Special Redemption Date. Notwithstanding anything to the contrary herein, in no case shall the total of any concessions, agency commissions and any additional compensation allowed or paid to any broker, dealer or other distributor of Units with respect to any individual transaction exceed the total sales charge applicable to such transaction. The Sponsor reserves the right to reject, in whole or in part, any order for the purchase of Units and to change the amount of the concession or agency commission to dealers and others from time to time.

   Broker-dealers of the Trusts, banks and/or others may be eligible to participate in a program in which such firms receive from the Sponsor a nominal award for each of their representatives who have sold a minimum number of units of unit investment trusts created by the Sponsor during a specified time period. In addition, at various times the Sponsor may implement other programs under which the sales forces of brokers, dealers, banks and/or others may be eligible to win other nominal awards for certain sales efforts, or under which the Sponsor will reallow to such brokers, dealers, banks and/or others that sponsor sales contests or recognition programs conforming to criteria established by the Sponsor, or participate in sales programs sponsored by the Sponsor, an amount not exceeding the total applicable sales charges on the sales generated by such persons at the public offering price during such programs. Also, the Sponsor in its discretion may from time to time pursuant to objective criteria established by the Sponsor pay fees to qualifying entities for certain services or activities which are primarily intended to result in sales of Units of the Trusts. Such payments are made by the Sponsor out of its own assets, and not out of the assets of any Trust. These programs will not change the price Unitholders pay for their Units or the amount that a Trust will receive from the Units sold.

   SPONSOR COMPENSATION. The Sponsor will receive a gross sales commission equal to the total sales charge applicable to each transaction. Any sales charge discount provided to investors will be borne by the selling dealer or agent. In addition, the Sponsor will realize a profit or loss as a result of the difference between the price paid for the Securities by the Sponsor and the cost of the Securities to each Trust on the Initial Date of Deposit as well as on subsequent deposits. See "Notes to Portfolios". The Sponsor has not participated as sole underwriter or as manager or as a member of the underwriting syndicates or as an agent in a private placement for any of the Securities. The Sponsor may realize profit or loss as a result of the possible fluctuations in the market value of the Securities, since all proceeds received from purchasers of Units are retained by the Sponsor. In maintaining a secondary market, the Sponsor will realize profits or losses in the amount of any difference between the price at which Units are purchased and the price at which Units are resold (which price includes the applicable sales charge) or from a redemption of repurchased Units at a price above or below the purchase price. Cash, if any, made available to the Sponsor prior to the date of settlement for the purchase of Units may be used in the Sponsor's business and may be deemed to be a benefit to the Sponsor, subject to the limitations of the Securities Exchange Act of 1934.

   An affiliate of the Sponsor may have participated in a public offering of one or more of the Securities. The Sponsor, an affiliate or their employees may have a long or short position in these Securities or related securities. An affiliate may act as a specialist or market maker for these Securities. An officer, director or employee of the Sponsor or an affiliate may be an officer or director for issuers of the Securities.

   MARKET FOR UNITS. Although it is not obligated to do so, the Sponsor currently intends to maintain a market for Units and to purchase Units at the secondary market repurchase price (which is described under "Right of Unitholders--Redemption of Units"). The Sponsor may discontinue purchases of Units or discontinue purchases at this price at any time. The Sponsor intends to maintain a secondary market for Units only during the first six months following the Initial Date of Deposit. In the event that a secondary market is not maintained, a Unitholder will be able to dispose of Units by tendering them to the Trustee for redemption at the Redemption Price. See "Rights of Unitholders--Redemption of Units". Unitholders should contact their broker to determine the best price for Units in the secondary market. Units sold prior to the time the entire deferred sales charge has been collected will be assessed the amount of any remaining deferred sales charge at the time of sale (however, Units sold on or prior to the first Special Redemption Date will not be assessed the remaining second year deferred sales charge). The Trustee will notify the Sponsor of any tendered of Units for redemption. If the Sponsor's bid in the secondary market equals or exceeds the Redemption Price per Unit, it may purchase the Units not later than the day on which Units would have been redeemed by the Trustee. The Sponsor may sell repurchased Units at the secondary market Public Offering Price per Unit.

    TAX-SHELTERED RETIREMENT PLANS. Units are available for purchase in connection with certain types of tax-sheltered retirement plans, including Individual Retirement Accounts for the individuals, Simplified Employee Pension Plans for employees, qualified plans for self-employed individuals, and qualified corporate pension and profit sharing plans for employees. The minimum purchase for these accounts is reduced to 25 Units but may vary by selling firm. The purchase of Units may be limited by the plans' provisions and does not itself establish such plans.

RIGHTS OF UNITHOLDERS
--------------------------------------------------------------------------------

   DISTRIBUTIONS. Dividends and any net proceeds from the sale of Securities received by a Trust will be distributed to Unitholders on each Distribution Date to Unitholders of record on the preceding Record Date. These dates are listed under "Summary of Essential Financial Information". A person becomes a Unitholder of record on the date of settlement (generally three business days after Units are ordered). Unitholders may elect to receive distributions in cash or to have distributions reinvested into additional Units. Distributions may also be reinvested into Van Kampen mutual funds. See "Rights of Unitholders--Reinvestment Option".

   Dividends received by a Trust are credited to the Income Account of the Trust. Other receipts (e.g., capital gains, proceeds from the sale of Securities, etc.) are credited to the Capital Account. Proceeds received on the sale of any Securities, to the extent not used to meet redemptions of Units or pay deferred sales charges, fees or expenses, will be distributed to Unitholders. Proceeds received from the disposition of any Securities after a record date and prior to the following distribution date will be held in the Capital Account and not distributed until the next distribution date. Any distribution to Unitholders consists of each Unitholder's pro rata share of the available cash in the Income and Capital Accounts as of the related Record Date.

   REINVESTMENT OPTION. Unitholders may have distributions automatically reinvested in additional Units under the Automatic Reinvestment Option (to the extent Units may be lawfully offered for sale in the state in which the Unitholder resides) through two options. Brokers and dealers can use the Dividend Reinvestment Service through Depository Trust Company or purchase the Automatic Reinvestment Option CUSIP. Unitholders will be subject to the remaining deferred sales charge payments due on Units. To participate in this reinvestment option, a Unitholder must file with the Trustee a written notice of election, together with any certificate representing Units and other documentation that the Trustee may then require, at least five days prior to the related Record Date. A Unitholder's election will apply to all Units owned by the Unitholder and will remain in effect until changed by the Unitholder. If Units are unavailable for reinvestment, distributions will be paid in cash. Purchases of additional Units made pursuant to the reinvestment plan will be made at the net asset value for Units as of the Evaluation Time on the Distribution Date.

   In addition, under the Guaranteed Reinvestment Option Unitholders may elect to have distributions automatically reinvested in certain Van Kampen mutual funds (the "Reinvestment Funds"). Each Reinvestment Fund has investment objectives which differ from those of the Trusts. The prospectus relating to each Reinvestment Fund describes its investment policies and how to begin reinvestment. A Unitholder may obtain a prospectus for the Reinvestment Funds from the Sponsor. Purchases of shares of a Reinvestment Fund will be made at a net asset value computed on the Distribution Date. Unitholders with an existing Guaranteed Reinvestment Option account (whereby a sales charge is imposed on distribution reinvestments) may transfer their existing account into a new account which allows purchases of Reinvestment Fund shares at net asset value.

   A participant may elect to terminate his or her reinvestment plan and receive future distributions in cash by notifying the Trustee in writing no later than five days before a distribution date. The Sponsor, each Reinvestment Fund, and its investment adviser shall have the right to suspend or terminate these reinvestment plans at any time.

   REDEMPTION OF UNITS. A Unitholder may redeem all or a portion of his Units by tender to the Trustee at its Unit Investment Trust Division, 101 Barclay Street, 20th Floor, New York, New York 10286. Certificates must be tendered to the Trustee, duly endorsed or accompanied by proper instruments of transfer with signature guaranteed (or by providing satisfactory indemnity in connection with lost, stolen or destroyed certificates) and by payment of applicable governmental charges, if any. On the seventh day following the tender, the Unitholder will be entitled to receive in cash an amount for each Unit equal to the Redemption Price per Unit next computed on the date of tender. The "date of tender" is deemed to be the date on which Units are received by the Trustee, except that with respect to Units received by the Trustee after the Evaluation Time or on a day which is not a Trust business day, the date of tender is deemed to be the next business day.

   Unitholders tendering 1,000 or more Units of a Trust for redemption may request an in kind distribution of Securities equal to the Redemption Price per Unit on the date of tender. The EAFE and Euro Strategic 20 Trusts do not offer in kind distributions because their portfolio securities are held in foreign markets. An in kind distribution will be made by the Trustee through the distribution of each of the Securities in book-entry form to the account of the Unitholder's broker-dealer at Depository Trust Company. Amounts representing fractional shares will be distributed in cash. The Trustee may adjust the number of shares of any Security included in a Unitholder's in kind distribution to facilitate the distribution of whole shares.

   The Trustee may sell Securities to satisfy Unit redemptions. To the extent that Securities are redeemed in kind or sold, the size of a Trust will be, and the diversity of a Trust may be, reduced. Sales may be required at a time when Securities would not otherwise be sold and may result in lower prices than might otherwise be realized. The price received upon redemption may be more or less than the amount paid by the Unitholder depending on the value of the Securities at the time of redemption. Special federal income tax consequences will result if a Unitholder requests an in kind distribution. See "Taxation".

   The Redemption Price per Unit and the secondary market repurchase price per Unit are equal to the pro rata share of each Unit in each Trust determined on the basis of (i) the cash on hand in the Trust, (ii) the value of the Securities in the Trust and (iii) dividends receivable on the Securities in the Trust trading ex-dividend as of the date of computation, less (a) amounts representing taxes or other governmental charges payable out of the Trust, (b) the accrued expenses of the Trust and (c) any unpaid deferred sales charge payments (however, Unitholders who terminate their investment on or prior to the first Special Redemption Date will not be assessed the remaining second year deferred sales charge). During the initial offering period, the redemption price and the secondary market repurchase price will also include estimated organizational costs. For these purposes, the Evaluator may determine the value of the Securities in the following manner: If the Securities are listed on a national or foreign securities exchange, this evaluation is generally based on the closing sale prices on that exchange (unless it is determined that these prices are inappropriate as a basis for valuation) or, if there is no closing sale price on that exchange, at the closing bid prices. If the Securities are not so listed or, if so listed and the principal market therefore is other than on the exchange, the evaluation may be based on the current bid price on the over-the-counter market. If current bid prices are unavailable or inappropriate, the evaluation may be determined (a) on the basis of current bid prices for comparable securities, (b) by appraising the Securities on the bid side of the market or (c) by any combination of the above. The value of any foreign securities is based on the applicable currency exchange rate as of the Evaluation Time.

   The right of redemption may be suspended and payment postponed for any period during which the New York Stock Exchange is closed, other than for customary weekend and holiday closings, or any period during which the SEC determines that trading on that Exchange is restricted or an emergency exists, as a result of which disposal or evaluation of the Securities is not reasonably practicable, or for other periods as the SEC may permit.

   SPECIAL REDEMPTION AND ROLLOVER. The Trust strategies are designed to be followed on an annual basis. The Trusts, however, offer investors the flexibility to follow the strategies on an annual or a biennial basis. Accordingly, Unitholders may follow the strategies by electing to participate in a "Rollover" on either Special Redemption Date. The Sponsor currently intends that a subsequent series of each Trust will be available for a Rollover on each Special Redemption Date.

   On the first Rollover Notification Date Unitholders will have the option to
(1) participate in the first Rollover and have their Units reinvested into a subsequent trust series, (2) receive an in kind distribution of Securities (if applicable) or (3) continue to hold Units through the Mandatory Termination Date. An investment in Units will be redeemed on the first Special Redemption Date unless a Unitholder elects in writing to remain invested in their Trust through the Mandatory Termination Date. Unitholders who do not make an election at least five days prior to the first Special Redemption Date will receive a cash distribution equal to the Redemption Price per Unit on that date as described under "Rights of Unitholders--Redemption of Units". Unitholders who elect to remain invested in a Trust after the first Special Redemption Date will not receive new Units but will continue to hold the same Units and remain invested in the same Trust until the Mandatory Termination Date or until the Unitholder redeems the Units.

   If a Unitholder elects to participate in a Rollover, their Units will be redeemed on the related Special Redemption Date. As the redemption proceeds become available, the proceeds (including dividends) will be invested in a new trust series as directed by the Unitholder at the public offering price for the new trust. The Trustee will attempt to sell Securities to satisfy the redemption as quickly as practicable on each Special Redemption Date. It is not anticipated that the sale period will be longer than one day, however, certain factors could affect the ability to sell the Securities and could impact the length of the sale period. The liquidity of any Security depends on the daily trading volume of the Security and the amount available for redemption and reinvestment on any day.

   The Sponsor intends to make subsequent trust series available for sale on each Special Redemption Date. Of course, there can be no guarantee that a subsequent trust or sufficient units will be available or that any subsequent trusts will offer the same investment strategies or objectives as the current Trusts. There can be no assurance that a Rollover will avoid any negative market price consequences resulting from trading large volumes of securities. Market price trends may make it advantageous to sell or buy securities more quickly or more slowly than permitted by the Trust procedures. The Sponsor may, in its sole discretion, modify a Rollover or stop creating units of a trust at any time regardless of whether all proceeds of Unitholders have been reinvested in a Rollover. If the Sponsor decides not to offer a subsequent series, Unitholders will be notified prior to the related Special Redemption Date. Cash which has not been reinvested in a Rollover will be distributed to Unitholders shortly after the related Special Redemption Date. Rollover participants may receive taxable dividends or realize taxable capital gains which are reinvested in connection with a Rollover but may not be entitled to a deduction for capital losses due to the "wash sale" tax rules. Due to the reinvestment in a subsequent trust, no cash will be distributed to pay any taxes. See "Taxation".

   CERTIFICATES. Ownership of Units is evidenced by certificates unless a Unitholder makes a written request to the Trustee that ownership be in book entry form. Units are transferable by making a written request to the Trustee and, in the case of Units in certificate form, by presentation of the certificate to the Trustee properly endorsed or accompanied by a written instrument or instruments of transfer. A Unitholder must sign the written request, and certificate or transfer instrument, exactly as his name appears on the records of the Trustee and on the face of any certificate with the signature guaranteed by a participant in the Securities Transfer Agents Medallion Program ("STAMP") or a signature guarantee program accepted by the Trustee. In certain instances the Trustee may require additional documents such as, but not limited to, trust instruments, certificates of death, appointments as executor or administrator or certificates of corporate authority. Fractional certificates will not be issued. The Trustee may require a Unitholder to pay a reasonable fee for each certificate reissued or transferred and to pay any governmental charge that may be imposed in connection with each transfer or interchange. Destroyed, stolen, mutilated or lost certificates will be replaced upon delivery to the Trustee of satisfactory indemnity, evidence of ownership and payment of expenses incurred. Mutilated certificates must be surrendered to the Trustee for replacement.

    REPORTS PROVIDED. Unitholders will receive a statement of dividends and other amounts received by a Trust for each distribution. Within a reasonable time after the end of each year, each person who was a Unitholder during that year will receive a statement describing dividends and capital received, actual Trust distributions, Trust expenses, a list of the Securities and other Trust information. Unitholders may obtain the Evaluator's evaluations of the Securities upon request.

TRUST ADMINISTRATION
--------------------------------------------------------------------------------

   PORTFOLIO ADMINISTRATION. The Trusts are not managed funds and, except as provided in the Trust Agreement, Securities generally will not be sold or replaced. The Sponsor may, however, direct that Securities be sold in certain limited circumstances to protect the Trust based on advice from the Supervisor. These situations may include events such as the issuer having defaulted on payment of any of its outstanding obligations or the price of a Security has declined to such an extent or other credit factors exist so that in the opinion of the Sponsor retention of the Security would be detrimental to the Trust. In addition, the Trustee may sell Securities to redeem Units or pay Trust expenses or deferred sales charges. The Trustee must reject any offer for securities or property in exchange for the Securities. If securities or property are nonetheless acquired by a Trust, the Sponsor may direct the Trustee to sell the securities or property and distribute the proceeds to Unitholders or to accept the securities or property for deposit in the Trust. Should any contract for the purchase of any of the Securities fail, the Sponsor will (unless substantially all of the moneys held in the Trust to cover the purchase are reinvested in substitute Securities in accordance with the Trust Agreement) refund the cash and sales charge attributable to the failed contract to all Unitholders on or before the next distribution date.

   To the extent practicable, the Supervisor may (but is not obligated to) designate Securities to be sold by the Trustee in order to maintain the proportionate relationship among the number of shares of individual issues of Securities in a Trust. To the extent this is not practicable, the composition and diversity of the Securities in the Trust may be altered. In order to obtain the best price for a Trust, it may be necessary for the Supervisor to specify minimum amounts (generally 100 shares) in which blocks of Securities are to be sold. In effecting purchases and sales of a Trust's portfolio securities, the Sponsor may direct that orders be placed with and brokerage commissions be paid to brokers, including brokers which may be affiliated with the Trusts, the Sponsor or dealers participating in the offering of Units. In addition, in selecting among firms to handle a particular transaction, the Sponsor may take into account whether the firm has sold or is selling units of unit investment trusts which is sponsors.

   Pursuant to an exemptive order, each terminating Trust is permitted to sell Securities to a new trust series if those Securities meet the investment strategy of the new trust. The exemption enables each Trust to eliminate commission costs on these transactions. The price for those securities will be the closing sale price on the sale date on the exchange where the Securities are principally traded, as certified by the Sponsor.

   AMENDMENT OF THE TRUST AGREEMENT. The Trustee and the Sponsor may amend the Trust Agreement without the consent of Unitholders to correct any provision which may be defective or to make other provisions that will not adversely affect Unitholders (as determined in good faith by the Sponsor and the Trustee). The Trust Agreement may not be amended to increase the number of Units or permit acquisition of securities in addition to or substitution for the Securities (except as provided in the Trust Agreement). The Trustee will notify Unitholders of any amendment.

   TERMINATION. Each Trust will terminate on the Mandatory Termination Date or upon the sale or other disposition of the last Security held in the Trust. An investment in Units, however, will be redeemed on the first Special Redemption Date unless the Unitholder elects in writing to remain invested through the Mandatory Termination Date. A Trust may be terminated at any time with consent of Unitholders representing two-thirds of the outstanding Units or by the Trustee when the value of the Trust is less than $500,000 ($3,000,000 if the value of the Trust has exceeded $15,000,000) (the "Minimum Termination Value"). Unitholders will be notified of any termination. The Trustee may begin to sell Securities in connection with a Trust termination nine business days before, and no later than, the Mandatory Termination Date. Approximately thirty days before this date, the Trustee will notify Unitholders of the termination and provide a form enabling qualified Unitholders to elect an in kind distribution of Securities. See "Rights of Unitholders--Redemption of Units". This form must be returned at least five business days prior to the Mandatory Termination Date. Unitholders will receive a final cash distribution within a reasonable time after the Mandatory Termination Date (unless the Unitholder has elected an in kind distribution or is a participant in the final Rollover). All distributions will be net of Trust expenses and costs. Unitholders will receive a final distribution statement following termination. The Information Supplement contains further information regarding termination of the Trusts. See "Additional Information".

   LIMITATIONS ON LIABILITIES. The Sponsor, Evaluator, Supervisor and Trustee are under no liability for taking any action or for refraining from taking any action in good faith pursuant to the Trust Agreement, or for errors in judgment, but shall be liable only for their own willful misfeasance, bad faith or gross negligence (negligence in the case of the Trustee) in the performance of their duties or by reason of their reckless disregard of their obligations and duties hereunder. The Trustee is not be liable for depreciation or loss incurred by reason of the sale by the Trustee of any of the Securities. In the event of the failure of the Sponsor to act under the Trust Agreement, the Trustee may act thereunder and is not be liable for any action taken by it in good faith under the Trust Agreement. The Trustee is not liable for any taxes or other governmental charges imposed on the Securities, on it as Trustee under the Trust Agreement or on a Trust which the Trustee may be required to pay under any present or future law of the United States of America or of any other taxing authority having jurisdiction. In addition, the Trust Agreement contains other customary provisions limiting the liability of the Trustee. The Trustee, Sponsor and Supervisor may rely on any evaluation furnished by the Evaluator and have no responsibility for the accuracy thereof. Determinations by the Evaluator shall be made in good faith upon the basis of the best information available to it.


    SPONSOR. Van Kampen Funds Inc., a Delaware corporation, is the Sponsor of the Trust. The Sponsor is an indirect subsidiary of Morgan Stanley Dean Witter & Co. Van Kampen Funds Inc. specializes in the underwriting and distribution of unit investment trusts and mutual funds with roots in money management dating back to 1926. The Sponsor is a member of the National Association of Securities Dealers, Inc. and has offices at One Parkview Plaza, Oakbrook Terrace, Illinois 60181, (630) 684-6000 and 2800 Post Oak Boulevard, Houston, Texas 77056, (713)
993-0500. As of November 30, 1997, the total stockholders' equity of Van Kampen Funds Inc. was $132,381,000 (audited). The Information Supplement contains additional information about the Sponsor.


   If the Sponsor shall fail to perform any of its duties under the Trust Agreement or become incapable of acting or shall become bankrupt or its affairs are taken over by public authorities, then the Trustee may (i) appoint a successor Sponsor at rates of compensation deemed by the Trustee to be reasonable and not exceeding amounts prescribed by the Securities and Exchange Commission, (ii) terminate the Trust Agreement and liquidate the Trusts as provided therein or (iii) continue to act as Trustee without terminating the Trust Agreement.

   TRUSTEE. The Trustee is The Bank of New York, a trust company organized under the laws of New York. The Bank of New York has its unit investment trust division offices at 101 Barclay Street, New York, New York 10286 (800) 221-7668. The Bank of New York is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law. Additional information regarding the Trustee is set forth in the Information Supplement, including the Trustee's qualifications and duties, its ability to resign, the effect of a merger involving the Trustee and the Sponsor's ability to remove and replace the Trustee. See "Additional Information".

   PERFORMANCE INFORMATION. The Sponsor may from time to time in its advertising and sales materials compare the then current estimated returns on the Trusts and returns over specified time periods on other similar Van Kampen trusts or investment strategies utilized by the Trusts (which may show performance net of expenses and charges which the Trusts would have charged) with returns on other taxable investments such as the common stocks comprising the Dow Jones Industrial Average, the S&P 500, other investment indices, corporate or U.S. government bonds, bank CDs, money market accounts or money market funds, or with performance data from Lipper Analytical Services, Inc., Morningstar Publications, Inc. or various publications, each of which has characteristics that may differ from those of the Trusts. Information on percentage changes in the dollar value of Units may be included from time to time in advertisements, sales literature, reports and other information furnished to current or prospective Unitholders. Total return figures may not be averaged and may not reflect deduction of the sales charge, which would decrease return. No provision is made for any income taxes payable. Past performance may not be indicative of future results. The Trust portfolios are not managed and Unit price and return fluctuate with the value of common stocks in the portfolios, so there may be a gain or loss when Units are sold. As with other performance data, performance comparisons should not be considered representative of the Trust's relative performance for any future period.

TAXATION
--------------------------------------------------------------------------------

FEDERAL TAXATION

   General. The following is a general discussion of certain of the federal income tax consequences of the purchase, ownership and disposition of the Units. The summary is limited to investors who hold the Units as capital assets (generally, property held for investment) within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the "Code"). Unitholders should consult their tax advisers in determining the federal, state, local and any other tax consequences of the purchase, ownership and disposition of Units in a Trust.

   For purposes of the following discussion and opinions, it is assumed that each Security is equity for federal income tax purposes. In the opinion of Chapman and Cutler, special counsel for the Sponsor, under existing law:

   1. Each Trust is not an association taxable as a corporation for federal income tax purposes; each Unitholder will be treated as the owner of a pro rata portion of each of the assets of a Trust under the Code; and the income of each Trust will be treated as income of the Unitholders thereof under the Code. Each Unitholder will be considered to have received his pro rata share of income derived from each Security when such income is considered to be received by a Trust.

   2. A Unitholder will be considered to have received all of the dividends paid on his pro rata portion of each Security when such dividends are considered to be received by a Trust regardless of whether such dividends are used to pay a portion of any deferred sales charge imposed. Unitholders will be taxed in this manner regardless of whether distributions from a Trust are actually received by the Unitholder or are automatically reinvested (see "Rights of Unitholders--Reinvestment Option").

   3. Each Unitholder will have a taxable event when a Trust disposes of a Security (whether by sale, exchange, liquidation, redemption, or otherwise) or upon the sale or redemption of Units by such Unitholder (except to the extent an in kind distribution of stock is received by such Unitholder from a Trust as described below). The price a Unitholder pays for his Units, generally including sales charges, is allocated among his pro rata portion of each Security held by a Trust (in proportion to the fair market values thereof on the valuation date closest to the date the Unitholder purchases his Units) in order to determine his initial tax basis for his pro rata portion of each Security held by a Trust. Unitholders should consult their own tax advisers with regard to the calculation of basis. For federal income tax purposes, a Unitholder's pro rata portion of the dividends, as defined by Section 316 of the Code, paid by a corporation with respect to a Security held by a Trust is taxable as ordinary income to the extent of such corporation's current and accumulated "earnings and profits". A Unitholder's pro rata portion of dividends paid on such Security which exceed such current and accumulated earnings and profits will first reduce a Unitholder's tax basis in such Security, and to the extent that such dividends exceed a Unitholder's tax basis in such Security shall generally be treated as capital gain. In general, the holding period for such capital gain will be determined by the period of time a Unitholder has held his Units.

   4. A Unitholder's portion of gain, if any, upon the sale or redemption of Units or the disposition of Securities held by a Trust will generally be considered a capital gain (except in the case of a dealer or a financial institution). A Unitholder's portion of loss, if any, upon the sale or redemption of Units or the disposition of Securities held by a Trust will generally be considered a capital loss (except in the case of a dealer or a financial institution). Unitholders should consult their tax advisers regarding the recognition of gains and losses for federal income tax purposes. In particular, a Rollover Unitholder should be aware that a Rollover Unitholder's loss, if any, incurred in connection with the exchange of Units for units in the next new series of the Trusts (the "New Fund") will generally be disallowed with respect to the disposition of any Securities pursuant to such exchange to the extent that such Unitholder is considered the owner of substantially identical securities under the wash sale provisions of the Code taking into account such Unitholder's deemed ownership of the securities underlying the Units in the New Fund in the manner described above, if such substantially identical securities were acquired within a period beginning 30 days before and ending 30 days after such disposition. However, any gains incurred in connection with such an exchange by a Rollover Unitholder would be recognized. Unitholders should consult their tax advisers regarding the recognition of gains and losses for federal income tax purposes.

   Deferred Sales Charge. Generally, the tax basis of a Unitholder includes sales charges, and such charges are not deductible. A portion of the sales charge for the Trusts is deferred. The income (or proceeds from redemption) a Unitholder must take into account for federal income tax purposes is not reduced by amounts deducted to pay the deferred sales charge. Unitholders should consult their own tax advisers as to the income tax consequences of any deferred sales charge imposed.

   Dividends Received Deduction. A corporation that owns Units will generally be entitled to a 70% dividends received deduction with respect to such Unitholder's pro rata portion of dividends received by a Trust (to the extent such dividends are taxable as ordinary income, as discussed above, and are attributable to domestic corporations) in the same manner as if such corporation directly owned the Securities paying such dividends (other than corporate Unitholders, such as "S" corporations, which are not eligible for the deduction because of their special characteristics and other than for purposes of special taxes such as the accumulated earnings tax and the personal holding corporation tax). However, a corporation owning Units should be aware that Sections 246 and 246A of the Code impose additional limitations on the eligibility of dividends for the 70% dividends received deduction. These limitations include a requirement that stock (and therefore Units) must generally be held at least 46 days (as determined under Section 246(c) of the Code). Final regulations have been issued which address special rules that must be considered in determining whether the 46 day holding period requirement is met. Moreover, the allowable percentage of the deduction will be reduced from 70% if a corporate Unitholder owns certain stock (or Units) the financing of which is directly attributable to indebtedness incurred by such corporation. It should be noted that various legislative proposals that would affect the dividends received deduction have been introduced. Unitholders should consult with their tax advisers with respect to the limitations on and possible modifications to the dividends received deduction.

   To the extent dividends received by a Trust are attributable to foreign corporations, a corporation that owns Units will not be entitled to the dividends received deduction with respect to its pro rata portion of such dividends, since the dividends received deduction is generally available only with respect to dividends paid by domestic corporations.

   Limitations on Deductibility of Trust Expenses by Unitholders. Each Unitholder's pro rata share of each expense paid by a Trust is deductible by the Unitholder to the same extent as though the expense had been paid directly by him. It should be noted that as a result of the Tax Reform Act of 1986, certain miscellaneous itemized deductions, such as investment expenses, tax return preparation fees and employee business expenses will be deductible by an individual only to the extent they exceed 2% of such individual's adjusted gross income. Unitholders may be required to treat some or all of the expenses of a Trust as miscellaneous itemized deductions subject to this limitation.


   Recognition of Taxable Gain or Loss Upon Disposition of Securities by a Trust or Disposition of Units. As discussed above, a Unitholder may recognize taxable gain (or loss) when a Security is disposed of by a Trust or if the Unitholder disposes of a Unit (although losses incurred by Rollover Unitholders may be subject to disallowance, as discussed above). The Internal Revenue Service Restructuring and Reform Act of 1998 (the "1998 Tax Act") provides that for taxpayers other than corporations, net capital gain (which is defined as net long-term capital gain over net short-term capital loss for the taxable year) realized from property (with certain exclusions) is subject to a maximum marginal stated tax rate of 20% (10% in the case of certain taxpayers in the lowest tax bracket). Capital gain or loss is long-term if the holding period for the asset is more than one year, and is short-term if the holding period for the asset is one year or less. The date on which a Unit is acquired (i.e., the "trade date") is excluded for purposes for determining the holding period of the Unit. The legislation is generally effective retroactively for amounts properly taken into account on or after January 1, 1998. Capital gains realized from assets held for one year or less are taxed at the same rates as ordinary income.


   In addition, please note that capital gains may be recharacterized as ordinary income in the case of certain financial transactions that are considered "conversion transactions" effective for transactions entered into after April 30, 1993. Unitholders and prospective investors should consult with their tax advisers regarding the potential effect of this provision on their investment in Units.

   If a Unitholder disposes of a Unit he is deemed thereby to have disposed of his entire pro rata interest in all assets of the Trust involved including his pro rata portion of all Securities represented by a Unit. The Taxpayer Relief Act of 1997 (the "1997 Tax Act") includes provisions that treat certain transactions designed to reduce or eliminate risk of loss and opportunities for gain (e.g., short sales, offsetting national principal contracts, futures or forward contracts, or similar transactions) as constructive sales for purposes of recognition of gain (but not loss) and for purposes of determining the holding period. Unitholders should consult their own tax advisers with regard to any such constructive sales rules.

   Special Tax Consequences of In Kind Distributions Upon Redemption of Units or Termination of a Trust. As discussed in "Rights of Unitholders--Redemption of Units," under certain circumstances a Unitholder tendering Units for redemption may request an in kind distribution of the U.S.-traded Securities in a Trust. A Unitholder may also under certain circumstances request an in kind distribution of certain Securities in a Trust upon the termination of such Trust. A Unitholder will receive cash representing his pro rata portion of the foreign Securities in a Trust. See "Rights of Unitholders--Redemption of Units". The Unitholder requesting an in kind distribution will be liable for expenses related thereto (the "Distribution Expenses") and the amount of such in kind distribution will be reduced by the amount of the Distribution Expenses. See "Rights of Unitholders--Redemption of Units". As previously discussed, prior to the redemption of Units or the termination of a Trust, a Unitholder is considered as owning a pro rata portion of each of such Trust's assets for federal income tax purposes. The receipt of an in kind distribution will result in a Unitholder receiving an undivided interest in whole shares of stock plus, possibly, cash.

   The potential tax consequences that may occur under an in kind distribution with respect to each Security owned by a Trust will depend on whether or not a Unitholder receives cash in addition to Securities. A "Security" for this purpose is a particular class of stock issued by a particular corporation. A Unitholder will not recognize gain or loss if a Unitholder only receives Securities in exchange for his or her pro rata portion in the Securities held by a Trust. However, if a Unitholder also receives cash in exchange for a fractional share of a Security or for a foreign Security held by a Trust, such Unitholder will generally recognize gain or loss based upon the difference between the amount of cash received by the Unitholder and his tax basis in such fractional share of a U.S.-traded Security or such foreign Security held by such Trust.

   Because each Trust will own many Securities, a Unitholder who requests an in kind distribution will have to analyze the tax consequences with respect to each Security owned by such Trust. The amount of taxable gain (or loss) recognized upon such exchange will generally equal the sum of the gain (or loss) recognized under the rules described above by such Unitholder with respect to each Security owned by such Trust. Unitholders who request an in kind distribution are advised to consult their tax advisers in this regard.

   Rollover Unitholders. As discussed in "Rights of Unitholders--Special Redemption and Rollover," a Unitholder may elect to become a Rollover Unitholder. To the extent a Rollover Unitholder exchanges his Units for Units of the New Fund in a taxable transaction, such Unitholder will recognize gains, if any, but generally will not be entitled to a deduction for any losses recognized upon the disposition of any Securities pursuant to such exchange to the extent that such Unitholder is considered the owner of substantially identical securities under the wash sale provisions of the Code taking into account such Unitholder's deemed ownership of the securities underlying the Units in the New Fund in the manner described above, if such substantially identical securities were acquired within a period beginning 30 days before and ending 30 days after such disposition under the wash sale provisions contained in Section 1091 of the Code. In the event a loss is disallowed under the wash sale provisions, special rules contained in Section 1091(d) of the Code apply to determine the Unitholder's tax basis in the securities acquired. Rollover Unitholders are advised to consult their tax advisers.

   Computation of the Unitholder's Tax Basis. Initially, a Unitholder's tax basis in his Units will generally equal the price paid by such Unitholder for his Units. The cost of the Units is allocated among the Securities held in a Trust in accordance with the proportion of the fair market values of such Securities on the valuation date nearest the date the Units are purchased in order to determine such Unitholder's tax basis for his pro rata portion of each Security.

   A Unitholder's tax basis in his Units and his pro rata portion of a Security held by a Trust will be reduced to the extent dividends paid with respect to such Security are received by the Trust which are not taxable as ordinary income as described above.

   Other Matters. Each Unitholder will be requested to provide the Unitholder's taxpayer identification number to the Trustee and to certify that the Unitholder has not been notified that payments to the Unitholder are subject to back-up withholding. If the proper taxpayer identification number and appropriate certification are not provided when requested, distributions by a Trust to such Unitholder (including amounts received upon the redemption of Units) will be subject to back-up withholding. Distributions by a Trust (other than those that are not treated as United States source income, if any) will generally be subject to United States income taxation and withholding in the case of Units held by non-resident alien individuals, foreign corporations or other non-United States persons. Such persons should consult their tax advisers.

   In general, income that is not effectively connected to the conduct of a trade or business within the United States that is earned by non-U.S. Unitholders and derived from dividends of foreign corporations will not be subject to U.S. withholding tax provided that less than 25 percent of the gross income of the foreign corporation for a three-year period ending with the close of its taxable year preceding payment was not effectively connected to the conduct of a trade or business within the United States. In addition, such earnings may be exempt from U.S. withholding pursuant to a specific treaty between the United States and a foreign country. Non-U.S. Unitholders should consult their own tax advisers regarding the imposition of U.S. withholding on distributions from a Trust.

   It should be noted that payments to the Trusts of dividends on Securities that are attributable to foreign corporations may be subject to foreign withholding taxes and Unitholders should consult their tax advisers regarding the potential tax consequences relating to the payment of any such withholding taxes by the Trusts. Any dividends withheld as a result thereof will nevertheless be treated as income to the Unitholders. Because, under the grantor trust rules, an investor is deemed to have paid directly his share of foreign taxes that have been paid or accrued, if any, an investor may be entitled to a foreign tax credit or deduction for United States tax purposes with respect to such taxes. The 1997 Tax Act imposes a required holding period for such credits. Investors should consult their tax advisers with respect to foreign withholding taxes and foreign tax credits.

   At the termination of a Trust, the Trustee will furnish to each Unitholder of such Trust a statement containing information relating to the dividends received by such Trust on the Securities, the gross proceeds received by such Trust from the disposition of any Security (resulting from redemption or the sale of any Security), and the fees and expenses paid by such Trust. The Trustee will also furnish annual information returns to Unitholders and to the Internal Revenue Service.

   Unitholders desiring to purchase Units for tax-deferred plans and IRAs should consult their broker-dealers for details on establishing such accounts. Units may also be purchased by persons who already have self-directed plans established.

   In the opinion of special counsel to the Fund for New York tax matters, each Trust is not an association taxable as a corporation and the income of the Trusts will be treated as the income of the Unitholders under the existing income tax laws of the State and City of New York.

   The foregoing discussion relates only to the tax treatment of U.S. Unitholders ("U.S. Unitholders") with regard to federal and certain aspects of New York State and City income taxes. Unitholders may be subject to taxation in New York or in other jurisdictions and should consult their own tax advisers in this regard. As used herein, the term "U.S. Unitholder" means an owner of a Unit in one of the Trusts that (a) is (i) for United States federal income tax purposes a citizen or resident of the United States, (ii) a corporation, partnership or other entity created or organized in or under the laws of the United States or of any political subdivision thereof, or (iii) an estate or trust the income of which is subject to United States federal income taxation regardless of its source or (b) does not qualify as a U.S. Unitholder in paragraph (a) but whose income from a Unit is effectively connected with such Unitholder's conduct of a United States trade or business. The term also includes certain former citizens of the United States whose income and gain on the Units will be taxable. Unitholders should consult their tax advisers regarding potential foreign, state or local taxation with respect to the Units.

TRUST OPERATING EXPENSES
--------------------------------------------------------------------------------

   COMPENSATION OF SPONSOR, SUPERVISOR AND EVALUATOR. The Sponsor will not receive any fees in connection with its activities relating to the Trusts. However, the Supervisor and Evaluator, which are affiliates of the Sponsor, will receive the annual fee for portfolio supervisory and evaluation services set forth in the "Fee Table". These fees may exceed the actual costs of providing these services to the Trusts but at no time will the total amount received for supervisory and evaluation services rendered to all Van Kampen unit investment trusts in any calendar year exceed the aggregate cost of providing these services in that year.

   TRUSTEE'S FEE. For its services the Trustee will receive the fee from each Trust set forth in the "Fee Table" (which includes the estimated amount of miscellaneous Trust expenses). The Trustee benefits to the extent there are funds in the Capital and Income Accounts since these Accounts are non-interest bearing to Unitholders and the amounts earned by the Trustee are retained by the Trustee. Part of the Trustee's compensation for its services to each Trust is expected to result from the use of these funds.

   MISCELLANEOUS EXPENSES. Expenses incurred in establishing each Trust, including the cost of the initial preparation of documents relating to the Trust (including the Prospectus, Trust Agreement and closing documents), federal and state registration fees, the initial fees and expenses of the Trustee, legal and accounting expenses, payment of closing fees and any other out-of-pocket expenses, will be paid by the Trust and amortized over one year. The following additional charges are or may be incurred by a Trust: (a) normal expenses (including the cost of mailing reports to Unitholders) incurred in connection with the operation of such Trust, (b) fees of the Trustee for extraordinary services, (c) expenses of the Trustee (including legal and auditing expenses) and of counsel designated by the Sponsor, (d) various governmental charges, (e) expenses and costs of any action taken by the Trustee to protect a Trust and the rights and interests of Unitholders, (f) indemnification of the Trustee for any loss, liability or expenses incurred in the administration of a Trust without negligence, bad faith or wilful misconduct on its part, (g) foreign custodial and transaction fees, (h) costs associated with liquidating the securities held in a Trust portfolio and (i) expenditures incurred in contacting Unitholders upon termination of a Trust.

   GENERAL. During the initial offering period, all of the fees and expenses of a Trust will accrue on a daily basis and will be charged to the Trust at the end of the initial offering period. After the initial offering period, all of the fees and expenses of a Trust will accrue on a daily basis and will be charged to the Trust on a monthly basis.

   The deferred sales charges, fees and expenses are paid out of the Capital Account of the related Trust. When these amounts are paid by or owing to the Trustee, they are secured by a lien on the related Trust's portfolio. It is expected that Securities will be sold to pay these amounts which will result in capital gains or losses to Unitholders. See "Taxation". The Supervisor's, Evaluator's and Trustee's fees may be increased without approval of the Unitholders by amounts not exceeding proportionate increases under the category "All Services Less Rent of Shelter" in the Consumer Price Index or, if this category is not published, in a comparable category.

OTHER MATTERS
--------------------------------------------------------------------------------

   LEGAL OPINIONS. The legality of the Units offered hereby has been passed upon by Chapman and Cutler, 111 West Monroe Street, Chicago, Illinois 60603, as counsel for the Sponsor. Winston & Strawn has acted as counsel to the Trustee and as special counsel for New York tax matters.

   INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS. The statements of condition and the related portfolios included in this Prospectus have been audited by Grant Thornton LLP, independent certified public accountants, as set forth in their report in this Prospectus, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing.

ADDITIONAL INFORMATION
--------------------------------------------------------------------------------

   This Prospectus does not contain all the information set forth in the Registration Statement filed by the Trusts with the SEC. The Information Supplement, which has been filed with the SEC, includes more detailed information concerning the Securities, investment risks and general information about the Trusts. The Information Supplement may be obtained by contacting the Trustee at (800) 856-8487 or is available along with other related materials at the SEC's internet site (http://www.sec.gov).

TABLE OF CONTENTS
--------------------------------------------------------------------------------
          TITLE                                 PAGE
   Summary of Essential Financial Information..     2
   Fee Table...................................     3
   Strategic Ten Trust United States Portfolio,
      August 1998 Series.......................     4
   Strategic Ten Trust United States Portfolio,
      August 1998 Traditional Series...........     6
   Strategic Five Trust United States Portfolio,
      August 1998 Series.......................     8
   Strategic Five Trust United States Portfolio,
      August 1998 Traditional Series...........    10
   Strategic Picks Opportunity Trust,
      August 1998 Series.......................    12
   EAFEStrategic 20 Trust, August 1998 Series..    14
   Euro Strategic 20 Trust, August 1998 Series.    16
   Notes to Hypothetical Performance Tables....    18
   Notes to Portfolios.........................    18
   The Securities..............................    19
   Report of Independent Certified
      Public Accountants.......................    25
   Statements of Condition ....................    26
   The Trusts..................................   A-1
   Objectives and Securities Selection.........   A-1
   Risk Factors................................   A-3
   Public Offering.............................   A-4
   Rights of Unitholders.......................   A-8
   Trust Administration........................  A-11
   Taxation....................................  A-13
   Trust Operating Expenses....................  A-18
   Other Matters...............................  A-18
   Additional Information......................  A-19

--------------
When Units of the Trusts are no longer available this prospectus may be used as a preliminary prospectus for a future Trust. If this prospectus is used for future Trusts you should note the following:

The information in this prospectus is not complete with respect to future Trust series and may be changed. No person may sell Units of future Trusts until a registration statement is filed with the Securities and Exchange Commission and is effective. This prospectus is not an offer to sell Units and is not soliciting an offer to buy Units in any state where the offer or sale is not permitted.

                                   PROSPECTUS

--------------------------------------------------------------------------------
                                 AUGUST 10, 1998

         STRATEGIC TEN TRUST UNITED STATES PORTFOLIO, AUGUST 1998 SERIES
             UNITED STATES PORTFOLIO, AUGUST 1998 TRADITIONAL SERIES
         STRATEGIC FIVE TRUST UNITED STATES PORTFOLIO, AUGUST 1998SERIES
             UNITED STATES PORTFOLIO, AUGUST 1998 TRADITIONAL SERIES
              STRATEGIC PICKS OPPORTUNITY TRUST, AUGUST 1998SERIES
                   EAFESTRATEGIC 20 TRUST, AUGUST 1998 SERIES
                   EUROSTRATEGIC 20 TRUST, AUGUST 1998 SERIES

                                   VAN KAMPEN

                               One Parkview Plaza
                        Oakbrook Terrace, Illinois 60181

                             2800 Post Oak Boulevard
                              Houston, Texas 77056

               Please retain this prospectus for future reference.

                                   VAN KAMPEN
                             INFORMATION SUPPLEMENT
                 VAN KAMPEN EQUITY OPPORTUNITY TRUST, SERIES 108

--------------------------------------------------------------------------------
     This Information Supplement provides additional information concerning the risks and operations of the Trust which is not described in the Prospectus. This Information Supplement should be read in conjunction with the Prospectus. This Information Supplement is not a prospectus, does not include all of the information that an investor should consider before investing in a Trust and may not be used to offer or sell Units without the Prospectus. Copies of the Prospectus can be obtained by contacting the Sponsor at One Parkview Plaza, Oakbrook Terrace, Illinois 60181 or by contacting your broker. This Information Supplement is dated as of the date of the Prospectus and all capitalized terms have been defined in the Prospectus.

                                TABLE OF CONTENTS
                                                                  PAGE
       Risk Factors                                                 2
       The Trust Strategies                                         3
       The Indexes                                                  5
       Sponsor Information                                          8
       Trustee Information                                          9
       Trust Termination                                           10

RISK FACTORS

     PRICE VOLATILITY. Because the Trusts invest in stocks of U.S. and foreign companies, you should understand the risks of investing in common stocks before purchasing Units. These risks include the risk that the financial condition of the company or the general condition of the stock market may worsen and the value of the stocks (and therefore Units) will fall. Stocks are especially susceptible to general stock market movements. The value of common stocks often rises or falls rapidly and unpredictably as market confidence and perceptions of companies change. These perceptions are based on factors including expectations regarding government economic policies, inflation, interest rates, economic expansion or contraction, political climates and economic or banking crises. The value of Units will fluctuate with the value of the stocks in a Trust and may be more or less than the price you originally paid for your Units. As with any investment, we cannot guarantee that the performance of a Trust will be positive over any period of time. Because the Trusts are unmanaged, the Trustee will not sell stocks in response to market fluctuations as is common in managed investments. In addition, because some Trusts hold a relatively small number of stocks, you may encounter greater market risk than in a more diversified investment.

     DIVIDENDS. Stocks represent ownership interests in a company and are not obligations of the company. Common stockholders have a right to receive payments from the company that is subordinate to the rights of creditors, bondholders or preferred stockholders of the company. This means that common stockholders have a right to receive dividends only if a company's board of directors declares a dividend and the company has provided for payment of all of its creditors, bondholders and preferred stockholders. If a company issues additional debt securities or preferred stock, the owners of these securities will have a claim against the company's assets before common stockholders if the company declares bankruptcy or liquidates its assets even though the common stock was issued first. As a result, the company may be less willing or able to declare or pay dividends on its common stock.

     FOREIGN STOCKS. Because the EAFEand Euro Strategic 20 Trusts invest in foreign stocks, these Trusts involve additional risks that differ from an investment in domestic stocks. Investments in foreign securities may involve a greater degree of risk than those in domestic securities. There is generally less publicly available information about foreign companies in the form of reports and ratings similar to those that are published about issuers in the United States. Also, foreign issuers are generally not subject to uniform accounting, auditing and financial reporting requirements comparable to those applicable to United States issuers. With respect to certain foreign countries, there is the possibility of adverse changes in investment or exchange control regulations, expropriation, nationalization or confiscatory taxation, limitations on the removal of funds or other assets of a Trust, political or social instability, or diplomatic developments which could affect United States investments in those countries. Moreover, industrial foreign economies may differ favorably or unfavorably from the United States' economy in terms of growth of gross national product, rate of inflation, capital reinvestment, resource self-sufficiency and balance of payments position. Foreign securities markets are generally not as developed or efficient as those in the United States. While growing in volume, they usually have substantially less volume than the New York Stock Exchange, and securities of some foreign issuers are less liquid and more volatile than securities of comparable United States issuers. Fixed commissions on foreign exchanges are generally higher than negotiated commissions on United States exchanges. There is generally less government supervision and regulation of securities exchanges, brokers and listed issuers than in the United States.

     FOREIGN CURRENCIES. The EAFE and Euro Strategic 20 Trusts also involve the risk that fluctuations in exchange rates between the U.S. dollar and foreign currencies may negatively affect the value of the stocks. For example, if a foreign stock rose 10% in price but the U.S. dollar gained 5% against the related foreign currency, a U.S. investor's return would be reduced to about 5%. This is because the foreign currency would "buy" fewer dollars or, conversely, a dollar would buy more of the foreign currency. Many foreign currencies have fluctuated widely against the U.S. dollar for a variety of reasons such as supply and demand of the currency, investor perceptions of world or country economies, political instability, currency speculation by institutional investors, changes in government policies, buying and selling of currencies by central banks of countries, trade balances and changes in interest rates. A Trust's foreign currency transactions will be conducted with foreign exchange dealers acting as principals on a spot (i.e., cash) buying basis. These dealers realize a profit based on the difference between the price at which they buy the currency (bid price) and the price at which they sell the currency (offer price). The Evaluator will estimate the currency exchange rates based on current activity in the related currency exchange markets, however, due to the volatility of the markets and other factors, the estimated rates may not be indicative of the rate a Trust might obtain had the Trustee sold the currency in the market at that time.

     LIQUIDITY. Whether or not the stocks in a Trust are listed on a stock exchange, the stocks may delist from the exchange or principally trade in an over-the-counter market. As a result, the existence of a liquid trading market could depend on whether dealers will make a market in the stocks. We cannot guarantee that dealers will maintain a market or that any market will be liquid. The value of the stocks could fall if trading markets are limited or absent.

     SPECIAL REDEMPTION. The Trustee will redeem your Units approximately 13 months after the Initial Date of Deposit unless you elect in writing to remain invested in your Trust through the Mandatory Termination Date. If you do not make an election, your investment will terminate and you will receive a cash distribution of your portion of the Trust's assets. If you sell or redeem your Units within 18 months of your purchase, you will not benefit from a reduced federal long-term capital gains tax rate. For example, if you elect to participate in a rollover into a new trust on the first Special Redemption Date, you will not benefit from this reduced tax rate. Of course, we cannot guarantee any capital gains on your investment. This redemption process could cause the value of a Trust to fall below the minimum termination value and could result in termination of the Trust before the Mandatory Termination Date. This could cause your investment to terminate at the first Special Redemption Date even though you elected to hold Units through Trust termination.

     ADDITIONAL UNITS. The Sponsor may create additional Units of a Trust by depositing into the Trust additional stocks or cash with instructions to purchase additional stocks. A cash deposit could result in a dilution of your investment and anticipated income because of fluctuations in the price of the stocks between the time of the deposit and the purchase of the stocks and because the Trust will pay brokerage fees.

     VOTING. Only the Trustee may sell or vote the stocks in a Trust. While you may sell or redeem your Units, you may not sell or vote the stocks in your Trust. The Sponsor will instruct the Trustee how to vote the stocks. The Trustee will vote the stocks in the same general proportion as shares held by other shareholders if the Sponsor fails to provide instructions.

     YEAR 2000. The Trusts could be negatively impacted if computer systems used by the Sponsor, Evaluator, Supervisor or Trustee or other service providers to the Trusts do not properly process date-related information after January 1, 2000. This is commonly known as the "Year 2000 Problem". The Sponsor, Evaluator, Supervisor and Trustee are taking steps to address this problem and to obtain reasonable assurances that other service providers to the Trusts are taking comparable steps. We cannot guarantee that these steps will be sufficient to avoid any adverse impact on the Trusts. This problem is expected to impact corporations to varying degrees based on factors such as industry sector and degree of technological sophistication. We cannot predict what impact, if any, this problem will have on the issuers of stocks in the Trusts. THE TRUST STRATEGIES

     In seeking the Trusts' objectives, the Sponsor considered the ability of the Securities to outpace inflation. While inflation is currently relatively low, the United States has historically experienced periods of double-digit inflation. While the prices of securities will fluctuate, over time securities have outperformed the rate of inflation, and other less risky investments, such as government bonds and U.S. Treasury bills. Past performance is, however, no guarantee of future results.

   The companies represented in the Trusts are some of the most well-known and highly capitalized companies in the world. The Trusts seek to achieve better performances than the related indexes through similar investment strategies. Investment in a number of companies having high dividends relative to their stock prices (usually because their stock prices are undervalued) is designed to increase each Trust's potential for higher returns. There is, of course, no assurance that a Trust (which includes expenses and sales charges) will achieve its objective.

   The EAFE and Euro Strategic 20 Trusts may be suitable for investors who seek to diversify their equity holdings with investments in foreign equity securities. Today's international market offers many opportunities. While the U.S. stock market has generally performed well in the past, international markets may provide significant opportunities as well. The U.S. stock market has been one of the top three performers in terms of total return among developed country markets only once between 1993-1997 and was never the top performer in these years. Global diversification may offer the potential to enhance overall portfolio performance. In addition, investors may be able to achieve a better risk/return potential by allocating an investment among a domestic investment and an international investment. For example, rather than investing exclusively in the Strategic Picks Trust strategy, the Standard & Poor's 500 Index stocks or in the EAFE Strategic 20 Trust strategy, an investor may be able to achieve a better combination of potential return and potential risk by investing 70% in the Strategic Picks Trust strategy or Standard & Poor's 500 Index stocks and 30% in the EAFE Strategic 20 Trust strategy. International markets can experience different performances and while some markets may be experiencing rapid growth, others may be in temporary decline. These market movements may offer attractive growth potential and possible portfolio diversification for investors seeking to add to their existing equity portfolio. The EAFE and Euro Strategic 20 Trusts seek to combine the growth potential of undervalued stocks with the strength of stocks listed on a foreign stock market index. Typically, companies listed on a major market index are widely recognized, firmly established and financially strong. Therefore, when undervalued, these stocks may provide investors with significant growth opportunities.

   Corporate restructuring, acquisitions and the use of technology may enhance the ability of foreign companies to increase their potential profitability. Progress of the European Monetary Union efforts to create a unified currency could potentially add to European growth rates. In addition, if the U.S. dollar does not remain as strong as in the recent past, foreign stocks may benefit and foreign stocks may be relatively attractive from a valuation standpoint compared to U.S. stock prices. Of course, an investment in foreign securities involves risks, certain of which differ from an investment in U.S. stocks. See "Risk Factors".

   In particular, the Sponsor believes that the EAFE and Euro Strategic 20 Trusts may offer investors an attractive opportunity to diversify their portfolio with an international component. First, markets have tended to be cyclical in performance and at certain times U.S. stocks have outperformed foreign stocks while foreign stocks have outperformed U.S. stocks over other periods. Second, the U.S. stock market has been among the top five markets in terms of total returns from 1988 through 1997 only four times and was never the top performing market in these years (as measured by the MSCI USA Index and other MSCI country indexes in developed market countries). Third, while diversification of investments cannot eliminate the risk of loss, an investor may be able to reduce overall portfolio risk by diversifying into international investments since approximately 60% of the world's market capitalization exists outside the U.S. Finally, over the last 10 years the stocks in Standard & Poor's 500 Index have collectively shown a total return that is greater than the 25-year average total return 6 times while the stocks in the MSCI EAFESM Index have collectively outperformed the 25-year average total return only twice in the last 10 years. Although it is impossible to predict the future of stocks markets, the MSCI EAFESM Index stocks at some time are likely to return to the average in the future.

   It should be noted that the foregoing yield comparisons do not take into account any expenses or sales commissions which would arise from an investment in Units of the Trusts. The Trusts seek to achieve better performances than the related indexes through similar investment strategies. Investment in a number of companies having high dividends relative to their stock prices (usually because their stock prices are undervalued) is designed to increase each Trust's potential for higher returns. There is, of course, no assurance that a Trust (which includes expenses and sales charges) will achieve its objective. The investment strategies utilized by the Trusts are designed to be implemented on an annual basis. Investors who hold Units through Trust termination may have investment results that differ significantly from a Unit investment that is reinvested into a new trust each year.

     Investors should note that the above criteria were applied to the Securities for inclusion in the Trusts as of three business days prior to the Initial Date of Deposit. Subsequent to this date, the Securities may no longer be included in an index, may not be providing one of the ten highest dividend yields within these indexes or may not have one of the 2nd through 6th lowest per share prices within the relevant index. Should a Security no longer be included in these indexes or meet the criteria used for selection for a Trust, such Security will not as a result thereof be removed from a Trust portfolio.

THE INDEXES

     THE DOW JONES INDUSTRIAL AVERAGE. The Dow Jones Industrial Average ("DJIA") was first published in The Wall Street Journal in 1896. Initially consisting of just 12 stocks, the DJIA expanded to 20 stocks in 1916 and its present size of 30 stocks on October 1, 1928. The companies which make up the DJIA have remained relatively constant over the life of the DJIA. The following is the list as it currently appears:

         Allied Signal
         Aluminum Company of America
         American Express Company
         AT&T Corporation
         Boeing Company
         Caterpillar, Inc.
         Chevron Corporation
         Coca-Cola Company
         Eastman Kodak Company
         E.I. du Pont de Nemours & Company
         Exxon Corporation
         General Electric Company
         General Motors Corporation
         Goodyear Tire & Rubber Company
         Hewlett-Packard Company
         International Business Machines Corporation
         International Paper Company
         J.P. Morgan & Company, Inc.
         Johnson & Johnson
         McDonald's Corporation
         Merck & Company, Inc.
         Minnesota Mining & Manufacturing Company
         Philip Morris Companies, Inc.
         Procter & Gamble Company
         Sears, Roebuck and Company
         Travelers Group, Inc.
         Union Carbide Corporation
         United Technologies Corporation
         Wal-Mart Stores, Inc.
         Walt Disney Company

   THE MSCI INDEXES. While the MSCI index methodology has evolved to capture the growth of the investment universe, the index philosophy has never been compromised to simplify the complicated process of investing: MSCI indices are based on detailed analysis to make it easier for the investor to measure international performance. Constituents are selected for a country index through the following process: (1) Define the "Market"; (2) Capture 60% of the market capitalization of the country across all industry groups; (3) Select the most liquid securities within each industry; (4) Select stocks with sufficient free float; (5) Avoid cross-ownership; and (6) Apply full market capitalization weights.

   In the case of the MSCI USA Index, these criteria are applied within the United States market. In the case of the MSCI Europe Index, these criteria are applied within the European market. the case of the MSCI EAFESM Index, these criteria are applied within the European, Australian and Asian markets. The MSCI USA Index consists of approximately 370 large domestic companies in the United States and has existed since January 1, 1970. The MSCI EAFESM Index is considered to be the premier equity benchmark for global investing and represents more than 1,000 stocks in 38 industries across 21 developed countries. These countries include Australia, Austria, Belgium, Denmark, Finland, France, Germany, Hong Kong, Ireland, Italy, Japan, Malaysia, Netherlands, New Zealand, Norway, Portugal, Singapore, Spain, Sweden, Switzerland and the United Kingdom.

   The initial research for the MSCI Indices covers the full breadth of the global equity securities market. Country specialists track the evolution of both listed and unlisted shares of domestically listed companies in nearly every country in the world. Based in Geneva, these country teams collect share, pricing, ownership, float and liquidity data for effectively all companies worldwide. Sources for this information are local stock exchanges and brokerage firms, newspapers, and company contacts. From this master matrix, the total country market capitalization is adjusted for double-counting and non-domiciled companies. All of the companies within this research coverage are eligible for inclusion in the MSCI indices except non-domiciled companies, investment trusts and mutual funds.

   Once the total country market capitalization is analyzed, 60% of the capitalization of each industry group and thus 60% of the entire market is targeted for each MSCI index. This ensures that the index reflects the industry characteristics of the overall market, and permits the construction of accurate regional and global industry indices. Research coverage in MSCI products and publications extends beyond the index coverage (60%) to capture 80% of the market for each country. This coverage includes daily performance as well as monthly valuation ratios and summarized financial statement data. When selecting the constituents of an index, the most effective industry classification is used--either the local convention or the MSCI schema of 38 industry groups--in order to mirror the industry characteristics of the local market. Once the selection process is complete, the index constituents are re-classified into the MSCI schema of 38 industries and 8 economic sectors in order to facilitate cross-country comparisons. The MSCI classification schema has been adopted by Reuters for their industry classification. Securities are selected to represent an industry based on size and the portion of earnings and revenues attributable to that industry group. Even within an industry the goal is to represent the full diversity of business segments. An industry representation may exceed the 60% target because one or two large companies dominate an industry. Similarly, an industry may fall below the 80% level under conventional analysis because its companies lack good liquidity and float, or because of extensive cross-ownership.

   A goal of the MSCI index construction process is to select the most liquid stocks within each industry group, all other things being equal, since liquidity is necessary but not the sole determinant for inclusion in the index. Liquidity is monitored by monthly average trading value over time in order to determine normal levels of volume, excluding temporary peaks and troughs. A stock's liquidity is significant not only in absolute terms, but also relative to its market capitalization and to average liquidity for the country as a whole.

   Float is monitored for every security in the market, and low float (a small percentage of shares freely tradable) may exclude a stock from consideration in the index. But float can be difficult to determine: in some markets good sources are generally not available; in other markets, information on smaller and less prominent issues can be subject to error and time lags. Government ownership and cross-ownership positions can change over time and are not always made public. Float also tends to be defined differently depending on the source. Thus, evaluations of float run the risk of penalizing those markets that have good disclosure, regardless of the actual degree of availability of shares. As with liquidity, sufficient float is an important consideration, not an inflexible rule.

   Cross-ownership occurs when one company has a significant ownership in another company in the same country. In situations where cross-ownership is substantial, including both companies in an index can skew industry weights, distort country-level valuations (such as country price-earnings and price-book value ratios) and overstate a country's true market size. An integral part of the country research function is identifying cross ownerships in order to avoid or minimize them. Country specialists in Geneva do much of the cross-ownership identification through researching company reports, local newspapers and stock exchange data.

   All standard MSCI indices are weighted by each company's full market capitalization (both listed and unlisted shares). This approach has the significant advantage of objectivity--the number of shares outstanding for a company is a constituent figure for companies around the world and is easily agreed upon and obtainable. Full market capitalization weighting is favored to other weighting schemes for both theoretical and practical reasons: (a) it is impossible to judge whether a position which is currently in firm hands might be available in the future; (b) the quality and timeliness of information on float varies from market to market and adjustments penalize those markets with the highest standards of disclosure; (c) the most serious consequence of float limitations is limited liquidity which can be monitored objectively; much effort is spent in researching and monitoring these factors when selecting constituents for each country index but once a security is selected, it is included in the index at its full market value. A growing number of very sizable companies have been brought or are expected to be brought to the market with modest initial tranches being publicly available. At the same time, the obvious relevance of these companies instantly positions them among the core investment opportunities in their market. In order to allow the MSCI indices to capture this new market trend, in very exceptional cases, a company may be included at a portion of its total market capitalization.

   Morgan Stanley Capital International. Recognized as a world leader in global financial research, Morgan Stanley monitors more than 4,500 companies in 51 countries, representing 80% of the total market value of the world's stock markets. The Morgan Stanley Capital International ("MSCI") databases are used as a benchmark by more than 90% of the investment community. With hundreds of analysts located across the globe, MSCI provides comprehensive research and in-depth knowledge about general markets and specific companies around the world.

   Since 1968, MSCI global indices have presented an array of investment opportunities available to the international investor, including indices such as the MSCI USA Index, the MSCI EAFESM Index and the MSCI Europe Index. These indices seek to represent an accurate normal portfolio. In addition, index valuation ratios and company-level fundamental data provide tools for the international investor. MSCI believes that local stock exchange indices are not comparable with one another due to differences in the representation of the local market, mathematical formulas, methods of adjusting for capital changes, and base dates. The same criteria and calculation methodology are applied across all MSCI indices. Further, while accounting standards continue to differ according to local customs and practices, fundamental data is analyzed and presented in a uniform and meaningful manner in MSCI indices--allowing investors to compare investment opportunities across markets. Each MSCI country index is constructed so as to minimize double counting, assuring that all industry groups are proportionately represented, and that each country's contribution to the global or regional index is accurately based on its market capitalization.

   In 1986, Morgan Stanley acquired the indices and data from Capital International Perspective, S.A. ("CIPSA") based in Geneva, Switzerland. CIPSA has been researching and publishing international indices since 1969 and continues to be solely responsible for the decisions regarding constituent additions and deletions as well as any other methodological modifications to the indices. Morgan Stanley contributes its expertise in technology and the marketing and distribution of the MSCI Indices and publications. Selection of the constituents for MSCI Indices is conducted independent of the Sponsor which has no input regarding the components of any index.

   The MSCI USA Index, MSCI EAFESM Index and MSCI Europe Index are the exclusive property of Morgan Stanley. Morgan Stanley Capital International is a service mark of Morgan Stanley and has been licensed for use by Van Kampen Funds Inc.

   This fund is not sponsored, endorsed, sold or promoted by Morgan Stanley. Morgan Stanley makes no representation or warranty, express or implied, to the owners of this fund or any member of the public regarding the advisability of investing in funds generally or in this fund particularly or the ability of the MSCI USA Index, MSCI EAFESM Index or MSCI Europe Index to track general stock market performance. Morgan Stanley is the licensor of certain trademarks, service marks and trade names of Morgan Stanley and of the MSCI USA Index, MSCI EAFESM Index and MSCI Europe Index which are determined, composed and calculated by Morgan Stanley without regard to the issuer of this fund or this fund. Morgan Stanley has no obligation to take the needs of the issuer of this fund or the owners of this fund into consideration in determining, composing or calculating the MSCI USA Index, MSCI EAFESM Index or MSCI Europe Index. Morgan Stanley is not responsible for and has not participated in the determination of the timing of, prices at, or quantities of this fund to be issued or in the determination or calculation of the equation by which Units of this fund is redeemable for cash. Morgan Stanley has no obligation or liability to owners of this fund in connection with the administration, marketing or trading of this fund.

   ALTHOUGH MORGAN STANLEY SHALL OBTAIN INFORMATION FOR INCLUSION IN OR FOR USE IN THE CALCULATION OF AN INDEX FROM SOURCES WHICH MORGAN STANLEY CONSIDERS RELIABLE, NEITHER MORGAN STANLEY NOR ANY OTHER PARTY GUARANTEES THE ACCURACY AND/OR THE COMPLETENESS OF AN INDEX OR ANY DATA INCLUDED THEREIN. NEITHER MORGAN STANLEY NOR ANY OTHER PARTY MAKES ANY WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY LICENSEE, LICENSEE'S CUSTOMERS AND COUNTERPARTIES, OWNERS OF THE FUND, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF AN INDEX OR ANY DATA INCLUDED THEREIN IN CONNECTION WITH THE RIGHTS LICENSED HEREUNDER OR FOR ANY OTHER USE. NEITHER MORGAN STANLEY NOR ANY OTHER PARTY MAKES ANY EXPRESS OR IMPLIED WARRANTIES, AND MORGAN STANLEY HEREBY EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE WITH RESPECT TO AN INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL MORGAN STANLEY OR ANY OTHER PARTY HAVE ANY LIABILITY FOR ANY DIRECT, INDIRECT, SPECIAL, PUNITIVE, CONSEQUENTIAL OR ANY OTHER DAMAGES (INCLUDING LOST PROFITS) EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

SPONSOR INFORMATION

    Van Kampen Funds Inc., a Delaware corporation, is the Sponsor of the Trust. The Sponsor is an indirect subsidiary of Van Kampen Investments, Inc. Van Kampen Investments Inc. is a wholly owned subsidiary of MSAM Holdings II, Inc., which in turn is a wholly owned subsidiary of Morgan Stanley Dean Witter & Co. ("MSDW").

     MSDW, together with various of its directly and indirectly owned subsidiaries, is engaged in a wide range of financial services through three primary businesses: securities, asset management and credit services. These principal businesses include securities underwriting, distribution and trading; merger, acquisition, restructuring and other corporate finance advisory activities; merchant banking; stock brokerage and research services; asset management; trading of futures, options, foreign exchange commodities and swaps (involving foreign exchange, commodities, indices and interest rates); real estate advice, financing and investing; global custody, securities clearance services and securities lending; and credit card services.

     Van Kampen Funds Inc. specializes in the underwriting and distribution of unit investment trusts and mutual funds with roots in money management dating back to 1926. The Sponsor is a member of the National Association of Securities Dealers, Inc. and has offices at One Parkview Plaza, Oakbrook Terrace, Illinois 60181, (630) 684-6000 and 2800 Post Oak Boulevard, Houston, Texas 77056, (713)
993-0500. As of November 30, 1997, the total stockholders' equity of Van Kampen Funds Inc. was $132,381,000 (audited). (This paragraph relates only to the Sponsor and not to the Trust or to any other Series thereof. The information is included herein only for the purpose of informing investors as to the financial responsibility of the Sponsor and its ability to carry out its contractual obligations. More detailed financial information will be made available by the Sponsor upon request.)

     As of September 30, 1997, the Sponsor and its Van Kampen affiliates managed or supervised approximately $65.3 billion of investment products, of which over $10.85 billion is invested in municipal securities. The Sponsor and its Van Kampen affiliates managed $54 billion of assets, consisting of $34.3 billion for 55 open-end mutual funds (of which 45 are distributed by Van Kampen Funds Inc.) $14.2 billion for 37 closed-end funds and $5.5 billion for 106 institutional accounts. The Sponsor has also deposited approximately $26 billion of unit investment trusts. All of Van Kampen's open-end funds, closed-ended funds and unit investment trusts are professionally distributed by leading financial firms nationwide. Based on cumulative assets deposited, the Sponsor believes that it is the largest sponsor of insured municipal unit investment trusts, primarily through the success of its Insured Municipals Income Trust(R) or the IM-IT(R) trust. The Sponsor also provides surveillance and evaluation services at cost for approximately $13 billion of unit investment trust assets outstanding. Since 1976, the Sponsor has serviced over two million investor accounts, opened through retail distribution firms.

    If the Sponsor shall fail to perform any of its duties under the Trust Agreement or become incapable of acting or shall become bankrupt or its affairs are taken over by public authorities, then the Trustee may (i) appoint a successor Sponsor at rates of compensation deemed by the Trustee to be reasonable and not exceeding amounts prescribed by the Securities and Exchange Commission, (ii) terminate the Trust Agreement and liquidate the Trusts as provided therein or (iii) continue to act as Trustee without terminating the Trust Agreement.

TRUSTEE INFORMATION

     The Trustee is The Bank of New York, a trust company organized under the laws of New York. The Bank of New York has its unit investment trust division offices at 101 Barclay Street, New York, New York 10286 (800) 221-7668. The Bank of New York is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.

     The duties of the Trustee are primarily ministerial in nature. It did not participate in the selection of Securities for the Trust portfolios.

     In accordance with the Trust Agreement, the Trustee shall keep proper books of record and account of all transactions at its office for each Trust. Such records shall include the name and address of, and the number of Units of each Trust held by, every Unitholder. Such books and records shall be open to inspection by any Unitholder at all reasonable times during the usual business hours. The Trustee shall make such annual or other reports as may from time to time be required under any applicable state or federal statute, rule or regulation. The Trustee is required to keep a certified copy or duplicate original of the Trust Agreement on file in its office available for inspection at all reasonable times during the usual business hours by any Unitholder, together with a current list of the Securities held in each Trust.

     Under the Trust Agreement, the Trustee or any successor trustee may resign and be discharged of its responsibilities created by the Trust Agreement by executing an instrument in writing and filing the same with the Sponsor. The Trustee or successor trustee must mail a copy of the notice of resignation to all Unitholders then of record, not less than 60 days before the date specified in such notice when such resignation is to take effect. The Sponsor upon receiving notice of such resignation is obligated to appoint a successor trustee promptly. If, upon such resignation, no successor trustee has been appointed and has accepted the appointment within 30 days after notification, the retiring Trustee may apply to a court of competent jurisdiction for the appointment of a successor. The Sponsor may remove the Trustee and appoint a successor trustee as provided in the Trust Agreement at any time with or without cause. Notice of such removal and appointment shall be mailed to each Unitholder by the Sponsor. Upon execution of a written acceptance of such appointment by such successor trustee, all the rights, powers, duties and obligations of the original trustee shall vest in the successor. The resignation or removal of a Trustee becomes effective only when the successor trustee accepts its appointment as such or when a court of competent jurisdiction appoints a successor trustee.

     Any corporation into which a Trustee may be merged or with which it may be consolidated, or any corporation resulting from any merger or consolidation to which a Trustee shall be a party, shall be the successor trustee. The Trustee must be a banking corporation organized under the laws of the United States or any state and having at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000.

TRUST TERMINATION

     An investment in Units of a Trust will terminate on the first Special Redemption Date unless a Unitholder elects in writing to remain invested in the Trust through the Mandatory Termination Date. On the first Rollover Notification Date the Trustee will provide written notice and form of election to Unitholders of each Trust giving Unitholders the option to (i) have their Units redeemed and reinvest the proceeds into a subsequent Series of the Trust (i.e., become Rollover participants), (ii) receive an in kind distribution of any U.S.-traded Securities in such Trust (if the Unitholder owns at least 1,000 Units) or (iii) continue to hold the Units through the Mandatory Termination Date. Unitholders who do not affirmatively elect on the first Rollover Notification Date to become Rollover participants, to receive an in kind distribution or to continue to hold Units through the Mandatory Termination Date will have their Units redeemed on the first Special Redemption Date and will receive a cash distribution equal to the Redemption Price per Unit on such date. To be effective, any such election must be received by the Trustee no later than five business days prior to the first Special Redemption Date. Unitholders who elect to remain invested in a Trust through the Mandatory Termination Date will not receive new Units and will not receive an interest in a new investment. Such Unitholder will continue to hold the same Units and remain invested in the same Trust until the Mandatory Termination Date or until such time as the Unitholder redeems the Units.

     A Trust may be liquidated at any time by consent of Unitholders representing 66 2/3% of the Units of such Trust then outstanding or by the Trustee when the value of the Securities owned by a Trust, as shown by any evaluation, is less than $500,000 ($3,000,000 if the value of the Trust has exceeded $15,000,000). A Trust will be liquidated by the Trustee in the event that a sufficient number of Units of such Trust not yet sold are tendered for redemption by the Sponsor, so that the net worth of such Trust would be reduced to less than 40% of the value of the Securities at the time they were deposited in such Trust. If a Trust is liquidated because of the redemption of unsold Units by the Sponsor, the Sponsor will refund to each purchaser of Units the entire sales charge paid by such purchaser. The Trust Agreement will terminate upon the sale or other disposition of the last Security held thereunder, but in no event will it continue beyond the Mandatory Termination Date.

     Commencing during the period beginning nine business days prior to, and no later than, the Mandatory Termination Date, Securities will begin to be sold in connection with the termination of the Trusts. The Sponsor will determine the manner, timing and execution of the sales of the Securities. The Sponsor shall direct the liquidation of the Securities in such manner as to effectuate orderly sales and a minimal market impact. In the event the Sponsor does not so direct, the Securities shall be sold within a reasonable period and in such manner as the Trustee, in its sole discretion, shall determine. At least 30 days before the Mandatory Termination Date the Trustee will provide written notice of any termination to all Unitholders of the appropriate Trust and in the case of a Trust will include with such notice a form to enable Unitholders owning 1,000 or more Units to request an in kind distribution of the U.S.-traded Securities. To be effective, this request must be returned to the Trustee at least five business days prior to the Mandatory Termination Date. On the Mandatory Termination Date (or on the next business day thereafter if a holiday) the Trustee will deliver each requesting Unitholder's pro rata number of whole shares of the U.S.-traded Securities in a Trust to the account of the broker-dealer or bank designated by the Unitholder at Depository Trust Company. A Unitholder will not receive a distribution of shares of any Securities held in a foreign market but will instead receive cash representing his pro rata portion of such Securities. The value of the Unitholder's fractional shares of the Securities will be paid in cash. Unitholders with less than 1,000 Units, Unitholders in a Trust with 1,000 or more Units not requesting an in kind distribution and Unitholders who do not elect the Rollover Option will receive a cash distribution from the sale of the remaining Securities within a reasonable time following the Mandatory Termination Date. Regardless of the distribution involved, the Trustee will deduct from the funds of the appropriate Trust any accrued costs, expenses, advances or indemnities provided by the Trust Agreement, including estimated compensation of the Trustee, costs of liquidation and any amounts required as a reserve to provide for payment of any applicable taxes or other governmental charges. Any sale of Securities in a Trust upon termination may result in a lower amount than might otherwise be realized if such sale were not required at such time. The Trustee will then distribute to each Unitholder of each Trust his pro rata share of the balance of the Income and Capital Accounts of such Trust.

     The Sponsor currently intends to, but is not obligated to, offer for sale units of a subsequent series of the Trusts pursuant to the Rollover Option. There is, however, no assurance that units of any new series of the Trusts will be offered for sale at that time, or if offered, that there will be sufficient units available for sale to meet the requests of any or all Unitholders.

     Within 60 days of the final distribution Unitholders will be furnished a final distribution statement of the amount distributable. At such time as the Trustee in its sole discretion will determine that any amounts held in reserve are no longer necessary, it will make distribution thereof to Unitholders in the same manner.

                       CONTENTS OF REGISTRATION STATEMENT

    This Amendment No. 1 of Registration Statement comprises the following papers and documents:

         The facing sheet
         The Cross-Reference Sheet
         The Prospectus
         The signatures
         The consents of independent public accountants and legal counsel

The following exhibits:

1.1       Copy of Trust Agreement.

3.1 Opinion and consent of counsel as to legality of securities being registered.

3.2 Opinion of counsel as to the Federal income tax status of securities being registered.

3.3 Opinion and consent of counsel as to New York tax status of securites being registered.

4.1       Consent of Interactive Data Corporation

4.2       Consent of Independent Certified Public Acountants.

EX-27     Financial Data Schedules.

                                   SIGNATURES

         The Registrant, Van Kampen Equity Opportunity Trust, Series 108, hereby identifies Van Kampen Merritt Equity Opportunity Trust, Series 1, Series 2, Series 4 and Series 7 and Van Kampen American Capital Equity Opportunity Trust, Series 13, Series 14, Series 57 and Series 89 for purposes of the representations required by Rule 487 and represents the following: (1) that the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series; (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and (3) that it has complied with Rule 460 under the Securities Act of 1933.

         Pursuant to the requirements of the Securities Act of 1933, the Registrant, Van Kampen Equity Opportunity Trust, Series 108 has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago and State of Illinois on the 10th day of August, 1998.

                           Van Kampen Equity Opportunity Trust, Series 108 By Van Kampen Funds Inc.

                           By GINA M. COSTELLO
                           Assistant Secretary

         Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement has been signed below on August 10, 1998 by the following persons who constitute a majority of the Board of Directors of Van Kampen Funds Inc.

SIGNATURE                TITLE

Don G. Powell            Chairman and Chief Executive       )
                         Officer                            )

John H. Zimmerman        President and Chief Operating      )
                         Officer                            )

Ronald A. Nyberg         Executive Vice President and       )
                         General Counsel                    )

William R. Rybak         Executive Vice President and       )
                         Chief Financial Officer            )

                         GINA M. COSTELLO
                         (Attorney-in-fact*)

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*________
An executed copy of each of the related powers of attorney was filed with the Securities and Exchange Commission in connection with the Registration Statement on Form S-6 of Van Kampen American Capital Equity Opportunity Trust, Series 64 (file No. 33-33087) and Van Kampen American Capital Equity Opportunity Trust, Series 87 (file No. 333-44581) and are incorporated herein by reference.